      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 12, 1999
                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                          PC FLOWERS & GIFTS.COM INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              DELAWARE                                  5992                                 54-1513755
  (STATE OR OTHER JURISDICTION OF           (PRIMARY STANDARD INDUSTRIAL                  (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)           CLASSIFICATION CODE NUMBER)                IDENTIFICATION NUMBER)

                        2001 WEST MAIN STREET, SUITE 175
                               STAMFORD, CT 06902
                                 (203) 977-8582
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                   WILLIAM J. TOBIN, CHIEF EXECUTIVE OFFICER
                          PC FLOWERS & GIFTS.COM INC.
                        2001 WEST MAIN STREET, SUITE 175
                               STAMFORD, CT 06902
                                 (203) 977-8582
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------
                                   COPIES TO:

               RICHARD A. KRANTZ, ESQ.                                        PETER B. TARR, ESQ.
                 ROBINSON & COLE LLP                                           HALE AND DORR LLP
                   FINANCIAL CENTRE                                             60 STATE STREET
                 695 EAST MAIN STREET                                           BOSTON, MA 02109
               STAMFORD, CT 06904-2305                                           (617) 526-6000
                    (203) 462-7500

                            ------------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
                            ------------------------

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
                                                               PROPOSED MAXIMUM      PROPOSED MAXIMUM        AMOUNT OF
          TITLE OF EACH CLASS               AMOUNT TO BE        OFFERING PRICE        OFFERING PRICE       REGISTRATION
     OF SECURITIES TO BE REGISTERED          REGISTERED           PER SHARE               (1)(2)              FEE(2)
--------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.01 per
share...................................                              $                $46,000,000            $12,788
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------

(1) Includes shares of common stock which the underwriters have the option to purchase from PC Flowers & Gifts.com Inc. solely to cover over-allotments, if any.

(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
                            ------------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL SECURITIES, AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES, IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

               SUBJECT TO COMPLETION, DATED                , 1999

                               [PC FLOWERS LOGO]

                                             SHARES

                                  COMMON STOCK

     PC Flowers & Gifts.com Inc. is offering           shares of its common
stock. This is PC Flowers & Gifts.com's initial public offering, and no public market currently exists for its shares. We have applied for quotation on the Nasdaq National Market under the symbol "PCFG". We anticipate that the initial
public offering price will be between $     and $     per share.

                         ------------------------------

                 INVESTING IN OUR COMMON STOCK INVOLVES RISKS.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 8.

                         ------------------------------

                                                              PER SHARE       TOTAL
                                                              ---------    -----------
Public Offering Price.......................................  $            $
Underwriting Discounts and Commissions......................  $            $
Proceeds, before expenses, to PC Flowers & Gifts.com........  $            $

     THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     PC Flowers & Gifts.com has granted the underwriters a 30-day option to
purchase up to an additional           shares of common stock to cover
over-allotments. BancBoston Robertson Stephens Inc. expects to deliver the
shares of common stock to purchasers on             , 1999.

                         ------------------------------

BANCBOSTON ROBERTSON STEPHENS

                             DAIN RAUSCHER WESSELS
  A DIVISION OF DAIN RAUSCHER INCORPORATED

                                                         WARBURG DILLON READ LLC

               THE DATE OF THIS PROSPECTUS IS             , 1999.

                           [INSIDE FRONT COVER PAGE]

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK. IN THIS PROSPECTUS, REFERENCES TO PC FLOWERS & GIFTS, "WE", "US" AND "OUR" REFER TO PC FLOWERS & GIFTS.COM INC.; REFERENCES TO OUR WEB SITE INCLUDE, UNLESS THE CONTEXT OTHERWISE REQUIRES, THE WEB SITES OF OUR CO-BRANDED MARKETING PARTNERS; REFERENCES TO FINGERHUT INCLUDE FINGERHUT COMPANIES, INC. AND ITS SUBSIDIARIES, INCLUDING FINGERHUT BUSINESS SERVICES, INC.; AND REFERENCES TO FEDERATED INCLUDE FEDERATED DEPARTMENT STORES, INC. AND ITS SUBSIDIARIES.

     UNTIL             , 1999 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS THAT BUY, SELL OR TRADE OUR COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS REQUIREMENT IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
                         ------------------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Summary.....................................................    4
Risk Factors................................................    8
Forward-Looking Statements..................................   17
Use of Proceeds.............................................   18
Dividend Policy.............................................   18
Capitalization..............................................   19
Dilution....................................................   20
Selected Combined Financial Data............................   21
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   23
Business....................................................   32
Management..................................................   43
Certain Transactions........................................   47
Principal Stockholders......................................   49
Description of Capital Stock................................   50
Shares Eligible for Future Sale.............................   52
Underwriting................................................   54
Legal Matters...............................................   56
Experts.....................................................   56
Additional Filing and Company Information...................   56
Index to Combined Financial Statements......................  F-1

                         ------------------------------

     We have been granted federal registration of the marks PC Flowers & Gifts(R), 1-800-PC Flowers(R), PC Flowers(R), PC Gifts(R), TV Flowers(R) and PC Balloons(R), and we have applied for registration of additional marks. All other trademarks or service marks appearing in this prospectus are the property of their respective owners.

                                    SUMMARY

     This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including "Risk Factors", before deciding to invest in our common stock.

                          PC FLOWERS & GIFTS.COM INC.

     We are an innovative online retailer of flowers and event-driven gift products. Our Web site (WWW.PCFLOWERS.COM) offers customers convenient and reliable one-stop shopping. We offer a wide selection of floral products and complementary event-driven gift products such as jewelry, cosmetics, specialty foods and gift baskets. Our customers are able to order flowers through both our select group of FTD and Teleflora member florists or directly from growers. Shipping directly from growers allows customers to receive flowers that are seven to nine days fresher than flowers received through the traditional retail flower distribution process. Our Web site also provides our customers with features such as a gift reminder service, the ability to place advance orders and real-time account information.

     A key element of our strategy is to leverage our strategic relationship with Fingerhut and to develop a strategic relationship with Federated. Fingerhut is one of the largest direct marketers in the United States, selling general merchandise through catalogs and various Web sites. A central element of Fingerhut's business development is to invest in, build and support e-commerce businesses. As part of that strategy, Fingerhut currently owns 48% of our common stock. In March 1999, Fingerhut was acquired by Federated, which operates over 400 full-line department stores, including Bloomingdale's, Burdine's, Macy's and Stern's. In April 1999, Fingerhut began managing the operations of several of Federated's direct marketing and e-commerce businesses, including macys.com and Macy's By Mail.

     We believe that our strategic relationship with Fingerhut will enable us to successfully address many of the key challenges facing online retailers:

     - Order fulfillment. Through our fulfillment services agreement with Fingerhut, we utilize its substantial infrastructure for order and credit card processing, product fulfillment, customer service, telephonic services and product return services.

     - Product sourcing. Our fulfillment services agreement with Fingerhut also allows us to benefit from Fingerhut's purchasing strength and to offer Fingerhut's broad range of complementary gift products for sale on our Web site.

     - Customer acquisition. We have participated in a portion of Fingerhut's catalog and promotional mailings and expect to continue to do so in the future. Currently, Fingerhut's database consists of over 30 million consumers, and, in 1999, Fingerhut expects to distribute over 450 million catalog and promotional mailings. By participating in a portion of these catalog and promotional mailings, we can potentially increase our customer base quickly and cost-effectively.

     In addition to our relationship with Fingerhut, we currently reach customers through our Web site and over 1,000 co-branded sites including NBC, AT&T, Citibank, BellSouth, Merrill Lynch and MindSpring, and through our 1-800-PCFLOWERS service. Furthermore, one of our goals is to develop a strategic relationship with Federated. Federated currently plans to develop such a strategic relationship with us, involving, among other things, access to Federated's customer database and gift products. For example, we have already contracted with and built a co-branded Web site to sell flowers on macys.com.

     Our objective is to be a leading online retailer of flowers and event-driven gift products. To achieve this goal, we plan to:

     - utilize our co-branded business model, our Fingerhut relationship, traditional forms of online and offline advertising, and, potentially, a strategic relationship with Federated, to enable us to acquire and retain customers on a cost effective basis;

     - leverage Fingerhut's operational capabilities to support rapid, scalable growth; and

     - utilize multiple channels of distribution and event-driven gift products to offer customers better value through a wider selection of products and faster, fresher delivery.

     Except as otherwise noted, all information contained in this prospectus:

     - reflects a 2,000-for-1 stock split, effected in the form of a stock dividend, effective February 1, 1999;

     - reflects an increase in the number of authorized shares of our common stock to 20,000,000 effective May 10, 1999; and

     - assumes that the underwriters will not exercise their over-allotment option.

                           -------------------------

     We were incorporated in Delaware in 1997 as PC Flowers & Gifts, Inc. and we changed our name to PC Flowers & Gifts.com Inc. in 1999. We are the successor by merger to two Virginia corporations, PC Flowers, Inc. formed in 1989, and PC Flowers & Gifts, Inc., formed in 1994.

     Our headquarters are located at 2001 West Main Street, Suite 175, Stamford, Connecticut 06902. Our telephone number is 203-977-8582.

                           -------------------------

     INFORMATION CONTAINED ON OUR WEB SITE IS NOT A PART OF THIS PROSPECTUS.

                                  THE OFFERING

Common stock offered..................                    shares

Common stock to be outstanding after
this offering.........................                    shares

Use of proceeds.......................     For expansion of our sales and
                                           marketing efforts, including
                                           additional personnel, capital
                                           expenditures including further
                                           development of our technology and
                                           systems, possible acquisitions or
                                           investments and general corporate
                                           purposes.

Proposed Nasdaq National Market
symbol................................     PCFG

                        SUMMARY COMBINED FINANCIAL DATA

     The following table sets forth our summary combined financial data. You should read this information together with our combined financial statements, the notes to those statements beginning on page F-7 of this prospectus and the information under "Selected Combined Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

     From 1994 to 1997, our net revenues decreased due to the decline in consumer utilization of the Prodigy network and our shifting our primary focus to the development of our Web site and the establishment of co-branded relationships. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

     The following data is presented:

     - on an actual basis;

     - on a pro forma basis to give effect to the issuance of 532,800 shares of common stock upon the exercise of certain Fingerhut warrants in May 1999 in consideration for net cash proceeds of approximately $1.6 million; and

     - on a pro forma as adjusted basis to give effect to:

        - the sale of           shares of common stock in this offering,
          assuming an initial offering price of $     per share, after deducting
          underwriting discounts and commissions and estimated offering expenses that we will pay; and

        - the issuance of 1,133,200 shares of common stock upon the exercise of certain Fingerhut warrants upon consummation of this offering in consideration for net cash proceeds of approximately $2.9 million.

                                                                                       THREE MONTHS
                                                                                           ENDED
                                                  YEAR ENDED DECEMBER 31,                MARCH 31,
                                         ------------------------------------------   ---------------
                                          1994     1995     1996     1997     1998     1998     1999
                                         ------   ------   ------   ------   ------   ------   ------
                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
COMBINED STATEMENT OF OPERATIONS DATA:
Net revenues...........................  $4,781   $3,756   $2,070   $1,489   $1,743   $  432   $1,008
Gross profit...........................   1,533    1,203      637      525      590      146      368
Income (loss) from operations..........      19     (100)     (93)      (3)    (485)      18     (654)
Net income (loss)......................  $   23   $ (100)  $  (93)  $   (9)  $ (451)  $   15   $ (611)
                                         ======   ======   ======   ======   ======   ======   ======
Basic and diluted net income (loss) per
  share................................  $ 0.01   $(0.03)  $(0.02)  $(0.00)  $(0.20)  $ 0.01   $(0.21)
                                         ======   ======   ======   ======   ======   ======   ======
Weighted average shares outstanding
  used in basic and diluted net income
  (loss) per share calculation(1)......   4,000    4,000    4,000    3,000    2,248    2,000    2,915
                                         ======   ======   ======   ======   ======   ======   ======

                                                                        MARCH 31, 1999
                                                              ----------------------------------
                                                                           PRO        PRO FORMA
                                                              ACTUAL      FORMA      AS ADJUSTED
                                                              ------    ---------    -----------
                                                                        (IN THOUSANDS)
COMBINED BALANCE SHEET DATA:
Cash and cash equivalents...................................  $4,173     $5,771          $
Working capital.............................................   3,402      5,000
Total assets................................................   4,568      6,166
Capital lease obligation, less current portion..............      26         26
Total stockholders' equity..................................   3,658      5,256

---------------
(1) There were no dilutive securities outstanding until July 9, 1998.

                                  RISK FACTORS

     You should carefully consider the risks and uncertainties described below and the other information in this prospectus before deciding whether to invest in shares of our common stock.

     If any of the following risks actually occur, our business, financial condition or operating results could be materially and adversely affected. Similarly, if any of the following risks actually occur, the trading price of our common stock could decline and you may lose part or all of your investment.

                         RISKS RELATED TO OUR BUSINESS

WE ANTICIPATE FUTURE LOSSES AND NEGATIVE CASH FLOW

     We expect operating losses and negative cash flow to continue for the foreseeable future. We anticipate our losses will increase significantly from current levels because we expect to incur additional costs and expenses related to:

     - brand development, marketing and other promotional activities;

     - the expansion of our distribution operations;

     - the continued development of our Web site, the systems that we use to process customers' orders and payments and our computer network;

     - the expansion of our product offerings and Web site content; and

     - development of relationships with strategic business partners.

     We incurred a net loss of $611,000 for the quarter ended March 31, 1999 and, as of that date, we had an accumulated deficit of approximately $1.3 million.

     Our ability to become profitable depends on our ability to generate and sustain substantially higher net revenues while maintaining reasonable expense levels. We cannot be certain that we will be able to achieve, sustain or increase profitability on a quarterly or annual basis in the future. See "Selected Combined Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

BECAUSE OUR MARKET IS HIGHLY SEASONAL, OUR QUARTERLY RESULTS WILL FLUCTUATE

     Due to the event-driven nature of the flower and gift industries, we receive a substantial portion of our orders before major holidays and in particular, Valentine's Day, Easter, Mother's Day, Thanksgiving and Christmas.

     We expect to continue to experience significant seasonal fluctuations in our net revenues. These seasonal patterns will cause quarterly fluctuations in our operating results and could harm our financial performance. We believe that sequential quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

OUR NET REVENUES DEPEND ON OUR ABILITY TO OBTAIN AND OFFER OUR CUSTOMERS SUFFICIENT QUANTITIES OF
FLOWERS AND GIFTS IN A TIMELY MANNER

     If we are unable to offer our customers sufficient quantities of flowers and gifts in a timely manner, our net revenues and results of operations would be harmed. Our success depends on whether our suppliers can provide us sufficient quantities of products at competitive prices, particularly in the weeks preceding key holidays. We do not have exclusive arrangements with any vendor or distributor that guarantee the availability of flowers, gifts or other products for resale.

     If we are unable to obtain sufficient quantities of products from our key suppliers, our net revenues and results of operations would be harmed. We derive a significant percentage of our net revenues from sales of products sourced through Floral Transworld Delivery Association, Teleflora and the Floral Division of Dole Foods Co. From time to time, we have experienced difficulty in obtaining sufficient product allocations. In addition, our key suppliers have established, and may continue to expand, their own online retailing efforts, which may impact our ability to obtain sufficient product allocations from these suppliers.

WE DEPEND ON FOUR SUPPLIERS FOR NEARLY ALL OF OUR PRODUCTS

     We use the FTD Floral Wire Delivery Network and the Teleflora Floral Wire Delivery Network to deliver approximately half of the floral products that we sell. We purchase the rest of our flowers from the Floral Division of Dole Food Company, Inc., which owns many major growers in South America. We use Fingerhut, a significant stockholder of PC Flowers & Gifts.com, to fulfill all jewelry, cosmetic, specialty foods and gift basket orders. We also depend on Fingerhut for our gift product sourcing, order and credit card processing, customer service, telephonic services, product fulfillment and product return services. Our fulfillment services agreement with Fingerhut expires in October 2000. If we fail to renew this agreement or if it is terminated before October 2000, our business, financial condition or results of operations would be materially and adversely affected.

     We do not maintain any inventory of the products we sell. We do not have any long-term contracts or arrangements with FTD, Teleflora, Dole, Fingerhut or any of our other suppliers that guarantee the availability of merchandise. Accordingly, these suppliers could discontinue sales or services to us or introduce terms that are unacceptable to us. If we were unable to develop and maintain relationships with suppliers on acceptable terms, our business would be materially and adversely affected.

WE CANNOT COUNT ON THE CONTINUATION OF OUR STRATEGIC RELATIONSHIP WITH FINGERHUT AND FEDERATED

     A significant part of achieving our objective of becoming a leading online retailer of flowers and event-driven gift products depends on our ability to access and leverage:

     - Fingerhut's operational and fulfillment capabilities;

     - the depth and size of Fingerhut and Federated's databases;

     - Fingerhut and Federated's complementary products such as jewelry, cosmetics, specialty foods and gift baskets; and

     - Fingerhut's credit services.

See "Business -- Strategy".

     Both Fingerhut and Federated are separate companies that, subject to existing or future contractual obligations, remain free to act in their own interests regardless of the effect of their actions on us. Termination by Fingerhut of the fulfillment services agreement, or of its relationship with us, would have a material adverse effect on our business and financial condition. In addition, adverse business or economic developments affecting Fingerhut or Federated could have an adverse effect on us.

     Except for Fingerhut's exercise of warrants to purchase our common stock upon consummation of this offering, neither Fingerhut nor Federated has any obligation to make equity or other capital resources available to us in the future.

     We may be unable to further leverage our strategic relationship with Fingerhut or further develop our relationship with Federated. Other than our co-branded relationship with Fingerhut and macys.com and the fulfillment services agreement with Fingerhut, no formal agreements are in place that require either Fingerhut or Federated to grant us access to their databases, products or services.

OUR OPERATING RESULTS ARE VOLATILE AND DIFFICULT TO PREDICT. IF WE FAIL TO MEET THE EXPECTATIONS OF SECURITIES ANALYSTS AND INVESTORS, THE MARKET PRICE OF OUR COMMON STOCK MAY DECREASE SIGNIFICANTLY

     Our annual and quarterly operating results have fluctuated in the past and may fluctuate significantly in the future due to a variety of factors, many of which are outside of our control. Because our operating results are volatile and difficult to predict, we believe that sequential quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. It is also likely that in some future quarter our operating results may fall below the expectations of securities analysts and investors. In this event, the trading price of our common stock may fall significantly.

     Our stock price may be adversely affected by significant fluctuations in our quarterly operating results. Our revenues for the foreseeable future will depend primarily on sales of flowers and gifts appearing on our Web site and secondarily through 1-800-PCFLOWERS and Fingerhut catalogs and promotional mailings. We cannot forecast with any degree of certainty the number of visitors to our Web site or the extent of our revenues.

     Factors that may harm our business or cause our operating results to fluctuate include the following:

     - our inability to obtain new customers at reasonable cost and to retain existing customers or encourage repeat purchases;

     - decreases in the number of visitors to our Web site or our inability to convert visitors to our Web site into customers;

     - the mix of flowers, gifts and other items that we sell;

     - the seasonal nature of our business, including holidays occurring during a particular quarter;

     - our inability to manage our outsourced distribution operations;

     - our inability to adequately maintain, upgrade and develop our Web site, the systems that we use to process customers' orders and payments or our computer network;

     - the ability of our competitors to offer new or enhanced Web sites, services or products;

     - price competition, higher overall wholesale prices of flowers or gifts or increased shipping costs;

     - an increase in our customers' requests for refunds or reshipments;

     - our inability to obtain or deliver sufficient quantities of flowers or gifts during periods of peak demand;

     - fluctuations in the amount of consumer spending on flowers and gifts;

     - the level of discount pricing and promotional coupon usage;

     - increases in the cost of online or offline advertising;

     - the success of new advertising we intend to use, including radio advertisements and credit card bill inserts;

     - the amount and timing of operating costs and capital expenditures relating to expansion of our operations;

     - extreme weather, which could ill-effect flowers, chocolates and our other perishable products;

     - increases in delivery times, particularly during holiday weeks;

     - technical difficulties, system downtime or Internet brownouts;

     - government regulations related to use of the Internet for commerce or for sales and distribution of flowers or gifts; and

     - economic conditions specific to the Internet, online commerce and the flower and gift industries.

WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY AGAINST CURRENT AND FUTURE
COMPETITORS

     The online commerce market is new, rapidly evolving and intensely competitive. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any of which could seriously harm our net revenues and results of operations. We expect competition to intensify in the future because barriers to enter the online commerce market are minimal, and current and new competitors can launch Web sites quickly and at a relatively low cost. In addition, the flower and gift industries are intensely competitive.

     We currently or potentially compete with a variety of other companies, including:

     - direct marketers of flowers that maintain or are tied to specific networks of retail florist outlets, including 1-800-FLOWERS, FTD and the Gerald Stevens Company;

     - other online vendors of flower and gift products, including FlowerFarmDirect and Proflowers;

     - indirect competitors that specialize in online commerce or derive a substantial portion of their revenues from online commerce, including America Online, Microsoft and Amazon.com, through which other flower and gift vendors may offer products; and

     - traditional store-based retail florists and other retailers offering gift products.

     Many traditional store-based competitors and some online competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. Many of these competitors can devote substantially more resources to Web site development than we can. In addition, larger, well-established and well-financed entities may join with online competitors or flower or gift suppliers as the use of the Internet and other online services increases.

     Our competitors may be able to secure products from vendors on more favorable terms, fulfill customer orders more efficiently and adopt more aggressive pricing or inventory availability policies than we can. Traditional store-based retailers also enable customers to see and feel products in a manner that is not possible over the Internet. See "Business -- Competition".

WE DEPEND ON CO-BRANDING RELATIONSHIPS FOR MORE THAN HALF OF OUR REVENUE. OUR BUSINESS WOULD BE MATERIALLY AND ADVERSELY AFFECTED IF WE CANNOT MAINTAIN OUR CO-BRANDING RELATIONSHIPS

     We derive more than half of our revenue from sales made on more than 1,000 Web sites of our co-branded partners. We may not be able to maintain or grow our co-branding relationships. Our ability to achieve significant future revenue growth will depend in large part on adding new co-branded partners and on the success of our co-branded partners to implement their growth plans. We cannot be sure that either we or our co-branding partners will be able to achieve these goals.

TO MANAGE OUR GROWTH AND EXPANSION, WE NEED TO IMPROVE AND IMPLEMENT OUR SYSTEMS, PROCEDURES AND CONTROLS. IF WE ARE UNABLE TO DO SO SUCCESSFULLY, OUR BUSINESS WOULD BE SERIOUSLY HARMED

     Our recent rapid growth in personnel and operations has placed, and will continue to place, a significant strain on our management, information systems and resources. In order to manage this growth effectively, we need to continue to improve our financial and managerial controls, reporting systems and procedures. Our failure to successfully implement, improve and integrate these systems and procedures would harm our results of operations.

IF WE ENTER NEW BUSINESS CATEGORIES THAT DO NOT ACHIEVE MARKET ACCEPTANCE, OUR BUSINESS COULD BE SERIOUSLY HARMED

     Any new product category that we launch that is not favorably received by consumers could damage our brand and reputation and harm our net revenues and results of operations. An expansion of our business in this manner would require significant additional expenses, and strain our management, financial and operational resources. This type of expansion could also subject us to increased inventory risk. We may choose to expand our operations by developing new product categories, promoting new or complementary products, expanding the breadth of products and services offered or expanding our market presence through relationships with third parties.

IF WE DO NOT SUCCESSFULLY EXPAND OUR OUTSOURCED DISTRIBUTION OPERATIONS, OUR BUSINESS COULD BE SERIOUSLY HARMED

     If we do not successfully expand our outsourced distribution operations to accommodate increases in demand, particularly during the peak holiday weeks, we will not be able to increase our net revenues in accordance with our expectations or the expectations of our investors. In such an event, our business could be harmed. Our success depends on our ability to expand our distribution operations in order to accommodate a significant increase in customer orders. We must also be able to grow our distribution operations and information systems to accommodate significant increases in demand, which may require us to automate tasks that are currently performed manually.

     Our planned expansion could cause disruptions that harm our business, results of operations and financial condition. Our current distribution operations are not adequate to accommodate significant increases in customer demand that may occur in the future.

IF WE EXPERIENCE PRODUCT DELIVERY PROBLEMS, OUR BUSINESS WOULD BE SERIOUSLY
HARMED

     We rely upon third-party carriers for product shipments, including shipments to and from the third-party distribution facilities that we use. We are therefore subject to the risks, including employee strikes and inclement weather, associated with such carriers' ability to provide delivery services to meet our shipping needs. In addition, failure to deliver products to our customers in a timely manner would harm our reputation and brand. Our suppliers also depend upon temporary employees to adequately staff their distribution facility, particularly during the holiday shopping season. If they do not have sufficient sources of temporary employees, our net revenues and results of operations could be harmed.

     In addition, we rely exclusively on Federal Express for deliveries of our direct from the grower products. Although Federal Express is generally reliable and although alternative delivery services are available, Federal Express and other delivery services are subject to employee strikes, inclement weather, equipment failures and other delays.

IF WE DO NOT SUCCESSFULLY EXPAND OUR WEB SITE, OUR BUSINESS WOULD BE SERIOUSLY HARMED

     If we fail to rapidly upgrade our Web site in order to accommodate increased traffic, we may lose customers, which would harm our net revenues and results of operations. In addition, our failure to rapidly upgrade our Web site without system downtime, particularly during peak holiday weeks, would further harm our net revenues and results of operations. We may experience difficulty in improving and maintaining our Web site if our employees or contractors that develop and maintain our Web site become unavailable to us.

WE MAY FAIL TO SUCCESSFULLY MANAGE AND UTILIZE OUR DATABASES AND THOSE OF THIRD PARTIES

     An important component of our business model involves the use of databases to more effectively acquire and retain customers through targeted direct marketing efforts. Our success depends in part on our ability to collect personal information from our customers. In the future, our success will depend in part on our ability to gain access to the databases of Fingerhut/Federated. Other than our co-branded relationship with Fingerhut and macys.com and the fulfillment services agreement with Fingerhut, no formal agreements are in place that require either Fingerhut or Federated to grant us access to their databases, products or services. If we gain access to the Fingerhut/Federated databases, we intend to use these databases to create targeted advertising campaigns and tailor our Web site offerings and content to the demographics of our customers. We must expand and update our lists to identify new customers and retain current customers. In addition, we must continue to develop and refine our techniques for segmenting these lists to maximize their usefulness to our co-branded partners and to us. If we fail to gain access to or capitalize on these customer databases, our business could be adversely affected. In addition, laws or regulations that could impair our ability to collect user names and other information on our Web site could adversely affect our business.

OUR FACILITIES AND SYSTEMS ARE VULNERABLE TO UNEXPECTED PROBLEMS

     Unanticipated problems at the third-party facility in New York, New York that houses substantially all of our computer and communications hardware systems could cause interruptions or delays in our business, loss of data or render us unable to accept and fulfill customer orders. Any such interruptions or delays at the facility would harm our net sales and results of operations. In addition, our systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, break-in, earthquake and similar events and we have no formal disaster recovery plan and no business interruption insurance. In addition, the failure by the third-party facility to provide the data communications capacity required by us, as a result of human error, natural disaster or other operational disruptions, could result in interruptions in our service. The occurrence of any or all of the events could harm our reputation, brand and business.

IF WE DO NOT RESPOND TO RAPID TECHNOLOGICAL CHANGES, OUR SERVICES COULD BECOME OBSOLETE AND OUR BUSINESS WOULD BE SERIOUSLY HARMED

     If we face material delays in introducing new services, products and enhancements, our customers may forego the use of our services and use those of our competitors. To remain competitive, we must continue to enhance and improve the functionality and features of our Web site. The Internet and the online commerce industry are rapidly changing. If competitors introduce new products and services embodying new technologies, or if new industry standards and practices emerge, our existing Web site and proprietary technology and systems may become obsolete.

     To develop our Web site and other proprietary technology entails significant technical and business risks. We may use new technologies ineffectively or we may fail to adapt our Web site, systems that we use to process customers' orders and payments and our computer network to customer requirements or emerging industry standards.

INTELLECTUAL PROPERTY CLAIMS AGAINST US CAN BE COSTLY AND COULD RESULT IN THE LOSS OF SIGNIFICANT RIGHTS

     Other parties may assert infringement or unfair competition claims against us. In April 1999, The Flower and Gift Shoppe, Inc. brought a trademark infringement action against us. See "Business -- Legal Proceedings". We cannot predict whether other third parties will assert claims of infringement against us, or whether any assertions or prosecutions will harm our business. If we are forced to defend against any such claims, including The Flower and Gift Shoppe, Inc. action, whether they are with or without merit or are determined in our favor, then we may face costly litigation, diversion of technical and management personnel, or product shipment delays. As a result of such disputes, we may have to develop non-infringing technology or enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may be unavailable on terms acceptable to us, or at all. If there is a successful claim of product infringement against us and we are unable to develop non-infringing technology or license the infringed or similar technology on a timely basis, it could harm our business.

IF THE PROTECTION OF OUR TRADEMARKS AND PROPRIETARY RIGHTS IS INADEQUATE, OUR BUSINESS WILL BE
SERIOUSLY HARMED

     The steps we take to protect our proprietary rights may be inadequate. We regard our copyrights, service marks, trademarks, trade dress, trade secrets and similar intellectual property as critical to our success. We rely on trademark and copyright law, trade secret protection and confidentiality or license agreements with our employees, customers, partners and others to protect our proprietary rights. In addition, we rely on our technology license agreement with our Chief Executive Officer, under which we license certain co-branding technology. See "Business -- Intellectual Property". We have several trademark applications pending before the United States Patent and Trademark Office. Nonetheless, we may not obtain trademark registrations for the trademarks we use. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which we will sell our products and services online. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Therefore, we may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks, domain names and other proprietary rights.

THE LOSS OF THE SERVICES OF ONE OR MORE OF OUR KEY PERSONNEL, OR OUR FAILURE TO ATTRACT, ASSIMILATE AND RETAIN OTHER HIGHLY QUALIFIED PERSONNEL IN THE FUTURE WOULD SERIOUSLY HARM OUR BUSINESS

     The loss of the services of one or more of our key personnel could seriously harm our business. We depend on the continued services and performance of our senior management and other key personnel, particularly William J. Tobin, Chief Executive Officer and founder, and David Crampton, our President and Chief Operating Officer. Our future success also depends upon the continued service of our executive officers and other key sales, marketing and support personnel. The majority of our senior management joined us in 1999, including our President and Chief Operating Officer, Chief Financial Officer, Vice President of Strategic Development and Director of Advertising and Marketing. Our future success depends on these officers effectively working together with our original management team. Except for Mr. Tobin, none of our officers or key employees is bound by an employment agreement for any specific term. Our relationships with these officers and key employees are at will. We do not have "key person" life insurance policies covering any of our employees.

WE MAY BE ADVERSELY IMPACTED IF THE SOFTWARE, COMPUTER TECHNOLOGY AND OTHER SYSTEMS WE USE ARE NOT YEAR 2000 COMPLIANT

     Any failure of our material systems, our vendors' material systems or the Internet to be year 2000 compliant would have material adverse consequences for us. Such consequences would include difficulties in operating our Web site effectively, taking product orders, making product deliveries or conducting other fundamental parts of our business. We believe that all of our internally developed production and operating systems are year 2000 compliant. However, we have not yet developed a contingency plan to address situations that may result if we or our vendors are unable to achieve year 2000 compliance. The cost of developing and implementing such a plan, if necessary, could be material.

     We also depend on the year 2000 compliance of the computer systems and financial services used by consumers. A significant disruption in the ability of consumers to reliably access the Internet or portions of it or to use their credit cards would have an adverse effect on demand for our services and would have a material adverse effect on us. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

THERE ARE RISKS ASSOCIATED WITH POTENTIAL ACQUISITIONS OR INVESTMENTS

     If we are presented with appropriate opportunities, we intend to acquire or make investments in complementary companies, products or technologies. We may not realize the anticipated benefits of any acquisition or investment. If we buy a company, we could have difficulty in assimilating that company's personnel and operations. In addition, the key personnel of the acquired company may decide not to work for us. If we make other types of acquisitions, we could have difficulty in assimilating the acquired technology or products into our operations. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses. Furthermore, we may have to incur debt or issue equity securities to pay for any future acquisitions or investments, the issuance of which could be dilutive to us or our existing stockholders.

EXISTING STOCKHOLDERS WILL BE ABLE TO EXERCISE SIGNIFICANT CONTROL OVER PC FLOWERS & GIFTS.COM

     Fingerhut has agreed to support Mr. Tobin or his designee for election to our board of directors so long as Mr. Tobin and his affiliates own an aggregate of at least 10% of our common stock. Although they are under no other obligation to do so, if Fingerhut/Federated and William J. Tobin were to decide to act together, they would be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. Fingerhut/Federated and William J. Tobin will beneficially own approximately
   % and    %, respectively, of our outstanding common stock following the completion of this offering. See "Principal Stockholders".

IT MAY BE DIFFICULT FOR A THIRD PARTY TO ACQUIRE US

     Provisions of our Amended and Restated Certificate of Incorporation, our Bylaws and Delaware and Connecticut law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. See "Description of Capital Stock".

INVESTORS WILL EXPERIENCE IMMEDIATE DILUTION

     We expect the initial public offering price to be substantially higher than the book value per share of the outstanding common stock immediately after this offering. Accordingly, if you purchase common stock in this offering, you will experience immediate dilution of approximately $ in the book value per share of the common stock from the price you pay for the common stock. See "Dilution".

                         RISKS RELATED TO OUR INDUSTRY

WE DEPEND ON THE CONTINUED DEVELOPMENT OF THE INTERNET INFRASTRUCTURE

     Our business would be adversely affected if Internet usage and online commerce do not continue to grow. Internet usage may be inhibited for a number of reasons, including:

     - inadequate Internet infrastructure;

     - inconsistent quality of service; or

     - unavailability of cost-effective, high-speed service.

     If Internet usage grows, the Internet infrastructure may not be able to support the demands placed on it by this growth, or its performance and reliability may decline. In addition, Web sites, including ours, have experienced a variety of interruptions in their service as a result of outages and other delays occurring throughout the Internet network infrastructure. If these outages or delays frequently occur in the future, Internet usage, including usage of our Web site, could grow slowly or decline.

OUR LONG-TERM SUCCESS DEPENDS ON THE DEVELOPMENT OF THE ONLINE COMMERCE MARKET, WHICH IS UNCERTAIN

     Our future revenues and profits substantially depend on the widespread acceptance and use of the Internet as an effective medium of commerce by consumers. Demand for recently introduced products and services over the Internet is subject to a high level of uncertainty. The development of the Internet and online services as a viable commercial marketplace is subject to a number of factors, including the following:

     - online commerce is at an early stage, and buyers may be unwilling to shift their purchasing from traditional vendors to online vendors; and

     - insufficient availability of telecommunications services or changes in telecommunications services could result in slower response times.

WE MAY NEED TO CHANGE THE MANNER IN WHICH WE CONDUCT OUR BUSINESS IF GOVERNMENT REGULATION INCREASES

     The adoption or modification of laws or regulations relating to the Internet could adversely affect the manner in which we currently conduct our business. In addition, the growth and development of the market for online commerce may lead to more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on us. Laws and regulations directly applicable to communications or commerce over the Internet are becoming more prevalent. The United States Congress recently enacted Internet laws regarding children's privacy, copyrights, taxation and the transmission of sexually explicit material. The European Union recently enacted its own privacy regulations. The law of the Internet, however, remains largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel and taxation apply to the Internet.

WE MAY BE SUBJECT TO LIABILITY FOR THE INTERNET CONTENT THAT WE PUBLISH

     As a publisher of online content, we face potential liability for defamation, negligence, copyright, patent or trademark infringement, or other claims based on the nature and content of materials that we publish or distribute. If we face liability, particularly liability that is not covered by our insurance or is in excess of our insurance coverage, then our reputation and our business may suffer. In the past, plaintiffs have brought these types of claims and sometimes successfully litigated them against online services. Although we carry general liability insurance, our insurance may not cover claims of these types or may be inadequate to indemnify us for all liability that may be imposed on us.

OUR NET REVENUES WOULD BE HARMED IF OUR ONLINE SECURITY MEASURES FAIL

     Our relationships with our customers may be adversely affected if the security measures that we use to protect their personal information, such as credit card numbers, are ineffective. We cannot predict whether events or developments will result in a compromise or breach of the technology we use to protect a customer's personal information.

     Furthermore, our servers may be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions. We may need to expend significant additional capital and other resources to protect against a security breach or to alleviate problems caused by any breaches. We cannot assure that we can prevent or remedy all security breaches. If any of these breaches occur, we could lose customers and our net revenues and results of operations could be harmed.

OUR NET REVENUES COULD BE HARMED IF WE BECOME SUBJECT TO SALES AND OTHER TAXES

     If one or more states or any foreign country successfully asserts that we should collect sales or other taxes on the sale of our products, our net revenues and results of operations could be harmed. We do not currently collect sales or other similar taxes for physical shipments of goods into states other than Connecticut, Minnesota and Tennessee. However, one or more local, state or foreign jurisdictions may seek to impose sales tax collection obligations on us. In addition, any new operation in states outside Connecticut, Minnesota and Tennessee could subject our shipments in such states to state sales taxes under current or future laws.

                      RISKS RELATED TO SECURITIES MARKETS

WE MAY BE UNABLE TO MEET OUR FUTURE CAPITAL REQUIREMENTS

     We cannot be certain that additional financing will be available to us on favorable terms when required, or at all. If we raise additional funds through the issuance of equity, equity-related or debt securities, such securities may have rights, preferences or privileges senior to those of the rights of our common stock and our stockholders may experience additional dilution. We require substantial capital to fund our business. Over the past few years, we have experienced negative cash flow from operations and expect to experience significant negative cash flow from operations for the foreseeable future. We currently anticipate that the net proceeds of this offering, together with our available funds, will be sufficient to meet our anticipated needs for working capital and capital expenditures through at least the next 24 months. We may need to raise additional funds prior to the expiration of this period if, for example, we pursue business acquisitions or experience operational losses that exceed our current expectations.

OUR COMMON STOCK PRICE MAY BE VOLATILE, WHICH COULD RESULT IN SUBSTANTIAL LOSSES FOR
INDIVIDUAL STOCKHOLDERS

     The market price for our common stock is likely to be highly volatile and subject to wide fluctuations in response to factors including the following, some of which are beyond our control:

     - actual or anticipated variations in our quarterly operating results;

     - announcements of technological innovations or new products or services by us or our competitors;

     - changes in financial estimates or reduced coverage by securities analysts;

     - conditions or trends in the Internet and/or online commerce industries;

     - changes in the economic performance and/or market valuations of other Internet, online commerce or retail companies;

     - announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

     - additions or departures of key personnel;

     - release of lock-up or other transfer restrictions on our outstanding shares of common stock or sales of additional shares of common stock; and

     - potential litigation.

IF OUR STOCK PRICE IS VOLATILE, WE COULD FACE A SECURITIES CLASS ACTION LAWSUIT

     In the past, following periods of volatility in the market price of their stock, many companies have been the subject of securities class action litigation. If we were sued in a securities class action, it could result in substantial costs and a diversion of management's attention and resources and would harm our stock price.

SUBSTANTIAL SALES OF OUR COMMON STOCK COULD CAUSE OUR STOCK PRICE TO FALL

     If our stockholders sell substantial amounts of our common stock, including shares issued upon the exercise of outstanding options and warrants, in the public market following this offering, the market price of our common stock could fall. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Upon completion of this offering, we will have outstanding shares of common stock, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options after March 31, 1999. All of the shares sold in this offering are freely tradable. This leaves 5,000,000 remaining shares, all of which are subject to 180-day lock-up agreements. However, BancBoston Robertson Stephens Inc. may, in its sole discretion and at any time or from time to time, without notice, release all or any portion of the securities subject to lock-up agreements. All of these shares will be eligible for sale in the public market beginning 180 days after the date of this prospectus, subject to volume and other restrictions pursuant to Rule 144 under the Securities Act. In addition, we intend to file a registration statement on Form S-8 under the Securities Act shortly after the date of this prospectus to register 805,000 shares of our common stock reserved for issuance under the PC Flowers & Gifts.com Stock Option Plan. See "Management -- Stock Option Plan", "Shares Eligible for Future Sale" and "Underwriting".

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains "forward-looking statements". These forward-looking statements include, without limitation, statements about the market opportunity for the sale of floral, gift and other products over the Internet, our strategy, competition and expected expense levels, the adequacy of our available cash resources and our relationship with Fingerhut/Federated. Our actual results could differ materially from those expressed or implied by these forward-looking statements as a result of various factors, including the risk factors described above and elsewhere in this prospectus. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

                                USE OF PROCEEDS

     We will receive net proceeds of $     million from the sale of the
               shares of common stock offered by us, or $     million if the
underwriters' over-allotment option is exercised in full, in each case at an
initial public offering price of $          and after deducting the estimated
underwriting discounts and commissions and offering expenses payable by us. In addition, upon consummation of the offering we will receive net cash proceeds of approximately $2.9 million from Fingerhut upon exercise of its warrants.

     We currently intend to use the net proceeds of this offering as follows:

     - expansion of our sales and marketing efforts, including additional personnel;

     - capital expenditures, including further development of our technology and systems;

     - possible acquisitions of and investments in complementary businesses, products and services; and

     - general corporate purposes, including working capital.

     Pending these uses, the net proceeds will be invested in short-term, investment grade securities, certificates of deposit or direct or guaranteed obligations of the United States. We do not have any agreements with respect to any acquisitions, investments or similar transactions.

                                DIVIDEND POLICY

     We have not declared or paid any cash dividends on our common stock and do not intend to pay any cash dividends on our common stock in the foreseeable future. We currently intend to retain any future earnings, if any, to fund the development and growth of our business. Future dividends, if any, will be determined by our board of directors. As a result of not collecting a dividend, there is a risk that stockholders will not experience a return on their investment unless they sell their shares of common stock.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of March 31, 1999:

     - on an actual basis;

     - on a pro forma basis to give effect to the issuance of 532,800 shares of common stock upon the exercise of certain Fingerhut warrants in May 1999 in consideration for net cash proceeds of approximately $1.6 million; and

     - on a pro forma as adjusted basis to give effect to:

        - the sale of                shares of common stock in this offering,
          assuming an initial offering price of $     per share; and

        - the issuance of 1,133,200 shares of common stock upon the exercise of certain Fingerhut warrants upon consummation of this offering in consideration for net cash proceeds of approximately $2.9 million.

                                                                       MARCH 31, 1999
                                                             -----------------------------------
                                                                                      PRO FORMA
                                                             ACTUAL     PRO FORMA    AS ADJUSTED
                                                             -------    ---------    -----------
                                                              (IN THOUSANDS, EXCEPT SHARE DATA)
Cash and cash equivalents..................................  $ 4,173     $ 5,771       $
                                                             =======     =======       =======
Capital lease obligation, less current portion.............  $    26     $    26       $
Stockholders' equity (deficit):
Preferred stock, $.01 par value; 1,000,000 shares
  authorized, no shares issued and outstanding.............       --          --
Common stock, $.01 par value; 20,000,000 shares authorized;
  3,334,000 shares issued and outstanding, actual;
  3,866,800 shares issued and outstanding, pro forma;
                 shares issued and outstanding, pro forma
  as adjusted..............................................       33          39
Additional paid-in capital.................................    4,938       6,530
Accumulated deficit........................................   (1,313)     (1,313)
                                                             -------     -------       -------
  Total stockholders' equity...............................    3,658       5,256
                                                             -------     -------       -------
     Total capitalization..................................  $ 3,864     $ 5,282       $
                                                             =======     =======       =======

ADDITIONAL SHARES MAY BE ISSUED AFTER THIS OFFERING UPON THE EXERCISE OF OPTIONS

     The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of March 31, 1999. We are permitted, and in some cases obligated, to issue shares of common stock in addition to the common stock to be outstanding after this offering. The following is a summary of these additional shares of common stock:

     - 475,000 shares that could be issued upon the exercise of options outstanding as of March 31, 1999 under our stock option plan, at a weighted average exercise price of $3.33 per share; and

     - 330,000 additional shares that could be issued under our stock option plan.

                                    DILUTION

     Our pro forma net tangible book value as of March 31, 1999 was
$5.3 million, or $1.36 per share of common stock. Pro forma net tangible book value per share is calculated by subtracting our total liabilities from our total tangible assets, which equals total assets less intangible assets, and dividing this amount by the pro forma number of shares of common stock
outstanding as of March 31, 1999. Assuming the sale by us of      shares of
common stock offered in this offering at an initial public offering price of
$     per share, the issuance of 1,133,200 shares of common stock upon the exercise of the Fingerhut warrants upon consummation of this offering in consideration for net cash proceeds of approximately $2.9 million and the application of the estimated net proceeds from this offering, our pro forma net
tangible book value as of March 31, 1999 would have been $     million, or
$     per share of common stock. This represents an immediate increase in the
pro forma net tangible book value of $          per share to our existing
stockholders and an immediate dilution in the pro forma net tangible book value
of $     per share to new investors purchasing shares in this offering. The following table illustrates this per share dilution:

Assumed public offering price per share.....................             $
                                                                         -------
  Pro forma net tangible book value per share as of March
     31, 1999...............................................  $
                                                              -------
  Pro forma increase in net tangible book value per share
     attributable to new investors..........................
                                                              -------
Pro forma net tangible book value per share after this
  offering and the exercise of the Fingerhut warrants.......
                                                                         -------
Pro forma dilution per share to new investors...............             $
                                                                         =======

     The following table summarizes, on a pro forma basis as of March 31, 1999, the total number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid by existing stockholders and by new investors in this offering.

                                           SHARES PURCHASED     TOTAL CONSIDERATION
                                          ------------------    -------------------    AVERAGE PRICE
                                          NUMBER     PERCENT     AMOUNT     PERCENT      PER SHARE
                                          -------    -------    --------    -------    -------------
Existing stockholders...................                   %    $                 %       $
Fingerhut warrants......................                   %    $                 %       $
New investors...........................                   %    $                 %       $
                                          -------     -----     --------     -----
     Total..............................              100.0%    $            100.0%
                                          =======     =====     ========     =====

     As of March 31, 1999, there were outstanding options to purchase 475,000 shares of common stock under the PC Flowers & Gifts.com Stock Option Plan at a weighted average exercise price of $3.33 per share. See "Management -- Stock Option Plan". To the extent that the outstanding options, or any options granted in the future, are exercised, there will be further dilution to new investors.

                        SELECTED COMBINED FINANCIAL DATA

     The following table sets forth our selected combined financial data. You should read this information together with our combined financial statements, the notes to those statements beginning on page F-7 of this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The combined statement of operations data for the years ended December 31, 1996, 1997 and 1998 and the combined balance sheet data at December 31, 1997 and 1998 are derived from our combined financial statements which have been audited by KPMG LLP, independent accountants, and are included elsewhere in this prospectus. The combined balance sheet data at December 31, 1996 are derived from our audited combined financial statements which are not included in this prospectus. The combined statement of operations data for the years ended December 31, 1994 and 1995 and the combined balance sheet data at December 31, 1994 and 1995 are derived from our unaudited combined financial statements, which are not included in this prospectus. The combined statement of operations data for the three months ended March 31, 1998 and 1999, and the combined balance sheet data at March 31, 1999, are derived from our unaudited interim combined financial statements, which are included elsewhere in this prospectus. The unaudited combined financial statements have been prepared on substantially the same basis as the audited combined financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the combined results of operations for such periods. Historical results are not necessarily indicative of the results to be expected in the future, and results of interim periods are not necessarily indicative of results for the entire year.

                                                                                           THREE MONTHS
                                                                                               ENDED
                                                   YEAR ENDED DECEMBER 31,                   MARCH 31,
                                        ----------------------------------------------    ---------------
                                         1994      1995      1996      1997      1998     1998      1999
                                        ------    ------    ------    ------    ------    -----    ------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
COMBINED STATEMENT OF OPERATIONS DATA:
Net revenues..........................  $4,781    $3,756    $2,070    $1,489    $1,743    $ 432    $1,008
Cost of revenues......................   3,248     2,553     1,433       964     1,153      286       640
                                        ------    ------    ------    ------    ------    -----    ------
Gross profit..........................   1,533     1,203       637       525       590      146       368
Operating expenses:
  Sales and marketing.................     657       528       335       207       339       49       622
  General and administrative..........     857       765       365       273       631       62       344
  Product development.................      --        --        30        48       105       17        56
                                        ------    ------    ------    ------    ------    -----    ------
    Total operating expenses..........   1,514     1,303       730       528     1,075      128     1,022
                                        ------    ------    ------    ------    ------    -----    ------
Income (loss) from operations.........      19      (100)      (93)       (3)     (485)      18      (654)
Interest income (expense):
  Interest income.....................       4        --        --        --        44       --        45
  Interest expense....................      --        --        --        (6)      (10)      (3)       (2)
                                        ------    ------    ------    ------    ------    -----    ------
    Total interest income (expense),
      net.............................       4        --        --        (6)       34       (3)       43
                                        ------    ------    ------    ------    ------    -----    ------
Net income (loss).....................  $   23    $ (100)   $  (93)   $   (9)   $ (451)   $  15    $ (611)
                                        ======    ======    ======    ======    ======    =====    ======
Basic and diluted net income (loss)
  per share(1)........................  $ 0.01    $(0.03)   $(0.02)   $(0.00)   $(0.20)   $0.01    $(0.21)
                                        ======    ======    ======    ======    ======    =====    ======
Weighted average shares outstanding
  used in basic and diluted net income
  (loss) per share calculation(1).....   4,000     4,000     4,000     3,000     2,248    2,000     2,915
                                        ======    ======    ======    ======    ======    =====    ======

---------------
(1) There were no dilutive securities outstanding until July 9, 1998.

     The following data is presented:

     - on an actual basis; and

     - on a pro forma basis to give effect to the issuance of 532,800 shares of common stock upon the exercise of certain Fingerhut warrants in May 1999 in consideration for net cash proceeds of approximately $1.6 million.

                                                   AS OF DECEMBER 31,                  MARCH 31, 1999
                                        -----------------------------------------    -------------------
                                        1994    1995     1996     1997      1998     ACTUAL    PRO FORMA
                                        ----    -----    -----    -----    ------    ------    ---------
                                                                 (IN THOUSANDS)
COMBINED BALANCE SHEET DATA:
Cash and cash equivalents.............  $201    $ 108    $ 100    $ 153    $1,640    $4,173     $5,771
Working capital (deficiency)..........    (7)     (79)    (135)    (371)    1,219     3,402      5,000
Total assets..........................   385      470      157      195     1,794     4,568      6,166
Capital lease obligation, less current
  portion.............................    --       --       --       --        29        26         26
Stockholders' equity (deficit)........   105        5      (88)    (345)    1,269     3,658      5,256

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with the financial statements and the related notes included elsewhere in this prospectus. The following discussion contains forward-looking statements within the meaning of federal securities law. Such statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "continue" or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition or state other "forward-looking" information. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, certain factors such as rapid changes in the markets in which we compete or general economic conditions might cause a difference between actual results and such forward-looking statements. When considering such forward-looking statements, prospective investors should consider the "Risk Factors" and other cautionary statements in this prospectus.

OVERVIEW

     We are an innovative online retailer of flowers and event-driven gift products such as jewelry, cosmetics, specialty foods and gift baskets. Our Web site offers customers the ability to order flowers and event-driven gift products 24 hours per day, seven days a week.

     We were founded and have been selling flowers online since 1989. From 1989 through 1994, we were the exclusive flower service on the Prodigy online network. In December 1994, we launched our service on the Internet. From 1994 to 1997, our net revenues decreased due to the decline in Prodigy's membership base. At that time, we began shifting our focus primarily to the development of our Web site and establishing our co-branded relationships.

     In July 1998, we entered into a strategic relationship with Fingerhut Companies, Inc. through which Fingerhut acquired shares of our common stock and obtained warrants to acquire additional shares of our common stock. In January 1999 and May 1999, Fingerhut exercised certain of its warrants increasing its ownership percentage to 48%. Fingerhut, which was acquired by Federated Department Stores, Inc. in March 1999, provides services to us, including gift product sourcing, order and credit card processing, customer service, telephonic services, product fulfillment and product return services under a strategic agreement at costs that are less than otherwise available from third parties. Although Fingerhut will retain a substantial equity interest in us following our initial public offering, both Fingerhut and Federated are separate companies that, subject to existing or future contractual obligations, remain free to act in their own interests regardless of the effect of their actions on us.

     Our Internet business has grown rapidly since the launch of our Web site in 1994. In January 1998, we launched our redesigned Web site, and beginning in October 1998, we expanded our product offerings to include gift products such as jewelry, cosmetics, specialty foods and gift baskets sourced from Fingerhut. Our net revenues increased to more than $1.0 million for the quarter ended March 31, 1999 from $432,000 for the quarter ended March 31, 1998.

     Sales of cut flowers and event-driven gift products are influenced by the timing of major holidays such as Valentine's Day, Easter, Mother's Day, Thanksgiving and Christmas. As a result, we have experienced significantly increased sales during these holiday periods. For each of the five consecutive quarters ended March 31, 1999, we have achieved a gross profit margin ranging from approximately 34% to 36%. Our gross margin may fluctuate in future periods based on factors such as product and channel mix, the number of orders originated through co-branded sites, inbound and outbound shipping costs and levels of promotional pricing.

     In the quarter ended March 31, 1999, our net revenues from orders placed or delivered internationally represented approximately 8% of our total net revenues. Our international sales are denominated in U.S. dollars and, therefore, net revenues are not affected by foreign exchange fluctuations. However, foreign exchange fluctuations may affect demand for our products. In addition, international sales are subject to diverse market factors and may decrease in future periods depending on, among other factors, the economic conditions of a given country or region.

     We have generally operated with limited working capital. All of our customers pay for their purchases by credit card over the Internet or by phone and as a result, we typically receive payment for orders within two to three business days of purchase. In addition, we do not maintain any inventory. We have entered into floral product agreements with FTD, Teleflora and the Floral Division of Dole Food Company, Inc., the latter operating as a direct from the grower supplier. The agreement with each floral network requires the supplier to provide the product as well as package and deliver the product directly to the customer. We have also entered into relationships with suppliers providing event-driven gift products that are shipped alone or in combination with our floral arrangements. Our suppliers retain physical possession of this merchandise until it is shipped to the customer. We record the sale, net of any discounts, upon shipment of the merchandise from our suppliers to the customer. We do not hold inventory of the products we sell. However, we take title to the merchandise just prior to shipment of the product from the supplier to the customer. Subsequently, we pay the supplier any amounts due for the purchase of the related merchandise. Our net revenues also include outbound shipping and handling charges. We are at risk of loss for collecting all of the sales proceeds, the delivery of the merchandise and the returns from customers, subject to product and certain delivery guarantees by the supplier. We allow customers to return products if they are unsatisfied with the product or our service, and therefore, we provide an allowance for sales returns at the time of shipment, based upon our historical experience.

     Since our migration from the Prodigy network to the Internet, we have incurred significant losses and, as of March 31, 1999, had an accumulated deficit of approximately $1.3 million. We expect operating losses and negative cash flow to continue for the foreseeable future. We anticipate our losses will increase significantly from current levels because we expect to incur additional costs and expenses related to the formation of additional strategic alliances; the development of multiple marketing channels, our brand and other promotional activities; additional personnel; the continued development of our Web site and infrastructure and international expansion.

     Our ability to achieve profitability depends in part on whether we can substantially increase net revenues. To the extent that our marketing efforts do not result in significantly higher net revenues, we may be materially and adversely affected. We may be unable to generate sufficient revenues from the sale of our products to enable us to achieve or maintain profitability.

     We may experience significant fluctuations in our future operating results due to a variety of factors, many of which are outside our control. Factors that may affect our operating results include our ability to attract and retain customers, the success of strategic alliances, competition, mix of product sales and seasonality of sales typically experienced by the flower and gift market. While we have some ability to affect our product mix through effective upselling of higher margin products, our sales mix will vary from period to period and our gross margins may fluctuate accordingly.

COMBINED RESULTS OF OPERATIONS

     The following table sets forth the combined statement of operations data for the periods indicated as a percentage of net revenues:

                                                                         THREE MONTHS ENDED
                                           YEAR ENDED DECEMBER 31,           MARCH 31,
                                        -----------------------------    ------------------
                                         1996       1997       1998       1998       1999
                                        -------    -------    -------    -------    -------
Net revenues..........................    100%       100%       100%       100%       100%
Cost of revenues......................     69         65         66         66         64
                                          ---        ---        ---        ---        ---
  Gross profit........................     31         35         34         34         36
                                          ---        ---        ---        ---        ---
Operating expenses:
  Sales and marketing.................     16         14         20         12         62
  General and administrative..........     18         18         36         14         34
  Product development.................      1          3          6          4          5
                                          ---        ---        ---        ---        ---
     Total operating expenses.........     35         35         62         30        101
                                          ---        ---        ---        ---        ---
Income (loss) from operations.........     (4)        --        (28)         4        (65)
Net interest income (expense).........     --         (1)         2         (1)         4
                                          ---        ---        ---        ---        ---
Net income (loss).....................     (4)%       (1)%      (26)%        3%       (61)%
                                          ===        ===        ===        ===        ===

QUARTER ENDED MARCH 31, 1999 COMPARED TO QUARTER ENDED MARCH 31, 1998

  Net Revenues

     Net revenues consist of product sales to customers and charges to customers for outbound shipping and handling and are net of returns, promotional discounts and coupons. Net revenues increased to $1.0 million for the quarter ended March 31, 1999 from $432,000 for the quarter ended March 31, 1998, primarily as a result of the significant growth in our customer base and increase in the number of repeat purchases from our existing customers, reflecting the increase in the number of our co-branded marketing sites and our Internet-based marketing campaign.

  Cost of Revenues

     Cost of revenues consists of the costs of products sold to customers plus outbound and inbound shipping and handling costs net of rebates received from FTD and Teleflora. Cost of revenues increased to $640,000 for the quarter ended March 31, 1999 from $286,000 for the quarter ended March 31, 1998. This $354,000 increase was primarily attributable to our variable costs associated with increased sales volume. We expect cost of revenues to increase in future periods to the extent that our net revenues increase. Our gross profit margin increased to 36% of net revenues for the quarter ended March 31, 1999 from 34% for the quarter ended March 31, 1998. This increase was primarily due to a higher percentage of flowers sold directly from the grower during our heavy Valentine's Day sales period. Direct from the grower products generally have higher gross margins due to distribution channel efficiencies. We may be unable to continue to achieve our historical gross margins or sales mix in the future.

  Operating Expenses

     Sales and Marketing. Sales and marketing expenses consist primarily of fees paid to our co-branded partners, advertising and promotional expenditures, payroll and related expenses for personnel engaged in sales, marketing and customer service, order processing expenses, credit card charges and related expenditures. Sales and marketing expenses increased to $622,000 for the quarter ended March 31, 1999 from $49,000 for the quarter ended March 31, 1998. This $573,000 increase was primarily the result of higher advertising and promotional expenditures relating to brand building and increased staffing, as well as order processing fees paid to Fingerhut and increased fees paid to our co-branded partners, both of which were directly attributable to our increase in sales volume. As a percentage of net revenues, sales and marketing expenses increased to approximately 62% in the first quarter of 1999 from approximately 12% in the first quarter of 1998 due to increased advertising and promotional expenditures related to building brand recognition, and additional sales and marketing staff to support our sales growth. We intend to continue to aggressively pursue existing and new co-branded partners, expand our branding and marketing campaign and hire additional sales and marketing personnel, and, therefore, expect sales and marketing expenses to increase significantly in future periods.

     General and Administrative. General and administrative expenses include payroll and related expenses for administrative, finance and purchasing personnel, general office and depreciation expenses, travel, professional fees and other general corporate expenses. General and administrative expenses increased to $344,000 for the quarter ended March 31, 1999 from $62,000 for the quarter ended March 31, 1998. This $282,000 increase was due to the hiring of executive and administrative personnel in the first quarter of 1999, increased office expenses associated with such personnel and increased professional fees. As a percentage of net revenues, general and administrative expenses increased to approximately 34% in the quarter ended March 31, 1999 from approximately 14% in the quarter ended March 31, 1998, reflecting increased investment in our corporate infrastructure to support our increased sales. We expect general and administrative expenses to continue to increase in absolute dollars in 1999 due to growth in management, personnel, administrative infrastructure and costs associated with being a public company.

     Product Development. Product development costs consist primarily of payroll and related expenses for developing, enhancing, managing, monitoring and operating our Web site including fees that we pay to a third party hosting service. Product development expenses increased to $56,000 for the quarter ended March 31, 1999 from $17,000 for the quarter ended March 31, 1998. This $39,000 increase was primarily a result of increased spending and systems development and enhancement. Product development expenses as a percentage of net revenues increased to approximately 5% for the quarter ended March 31, 1999 from approximately 4% for the quarter ended March 31, 1998. We anticipate that continued investment in product development will be critical to attaining our strategic objectives and, as a result, expect product development expenses to increase in absolute dollars in 1999 as we implement software upgrades and enhancements.

  Loss from Operations

     As described above, we have invested heavily in expanding our infrastructure, continuing to develop new services and maintaining our technological advantage as we seek to increase our market share. For the foregoing reasons, we experienced an operating loss of $654,000 for the quarter ended March 31, 1999, compared to income from operations of $18,000 for the quarter ended March 31, 1998.

  Interest Income (Expense), Net

     Net interest income for the three months ended March 31, 1999 consisted of income earned on short-term investments in our money market accounts which was offset in part by interest on a capital lease. Interest expense for the three months ended March 31, 1998 consisted only of interest on two notes payable to our Chief Executive Officer.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

  Net Revenues

     Net revenues increased to $1,743,000 in 1998 from $1,489,000 in 1997 as a result of a shift in our business strategy from the Prodigy network to our own and co-branded sites on the Internet.

  Cost of Revenues

     Cost of revenues increased to $1,153,000 in 1998 from $964,000 in 1997. This $189,000 increase was primarily a result of our increased sales. Our gross profit margin percentage decreased to approximately

34% in 1998 from approximately 35% in 1997 primarily due to increased use of promotional discounts and sales coupons.

  Operating Expenses

     Sales and Marketing. Sales and marketing expenses increased to $339,000 in 1998 from $207,000 in 1997. As a percentage of net revenues, sales and marketing expenses increased to approximately 19% in 1998 from approximately 14% in 1997, primarily due to increased advertising and promotional expenses incurred in the fourth quarter of 1998 as part of executing our growth strategy.

     General and Administrative. General and administrative expenses increased to $631,000 in 1998 from $273,000 in 1997 due to increases in executive and administrative personnel and associated office expenses, and increased use of professional consultants during the last two quarters of 1998. As a result of these increases, general and administrative expenses increased to approximately 36% as a percentage of net revenues in 1998 from approximately 18% in 1997.

     Product Development. Product development costs increased to $105,000 in 1998 from $48,000 in 1997. As a percentage of net revenues, product development costs increased to approximately 6% in 1998 from approximately 3% in 1997 primarily as a result of expenses incurred to develop and maintain our Web site, database and technology infrastructure, and systems and software upgrades required to support our increased number of Internet transactions.

  Loss from operations

     Operating loss increased to $485,000 in 1998 from $3,000 in 1997, due primarily to the increased costs associated with sales and marketing, general and administrative and product development as we developed our infrastructure. These increased costs were partially offset by improved gross profit of $65,000.

  Interest Income (Expense), Net

     Net interest income in 1998 consisted of income from short-term investments of the proceeds from the sale of shares of common stock to Fingerhut, which was offset in part by interest expense associated with interest on two notes payable to our Chief Executive Officer plus interest on a capital lease. Interest expense in 1997 consisted only of interest on two notes payable to our Chief Executive Officer. There was no interest income in 1997.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

  Net Revenues

     Net revenues decreased to $1.5 million in 1997 from $2.1 million in 1996 primarily as a result of the decrease in consumer utilization of the Prodigy network.

  Cost of Revenues

     Cost of revenues decreased to $1.0 million in 1997 from $1.4 million in 1996. This decrease was primarily a result of a decrease in product sales volumes. Our gross profit decreased to $525,000 in 1997 from $637,000 in 1996 primarily as a result of our decreased revenues. As a percentage of net revenues, our gross margin increased to approximately 35% in 1997 from approximately 31% in 1996, principally attributable to an increase in the proportion of generally higher gross margin flowers sold directly from growers.

  Operating Expenses

     Sales and Marketing. Sales and marketing expenses decreased to $207,000 in 1997 from $335,000 in 1996 primarily as a result of cost control and a decrease in product sales volume. As a percentage of net revenues, sales and marketing expenses decreased to approximately 14% in 1997 from approximately 16% in 1996 primarily as a result of a 1996 promotional campaign with a retail grocery chain that was discontinued in 1997.

     General and Administrative. General and administrative expenses decreased to $273,000 in 1997 from $365,000 in 1996. This decrease was primarily a result of a decrease in headcount and consulting fee expenses from the previous year in connection with the decline of our Prodigy-based sales. As a percentage of net revenues, general and administrative expenses remained relatively consistent from 1997 to 1996.

     Product Development. Product development costs increased to $48,000 in 1997 from $30,000 in 1996. As a percentage of net revenues, product development costs increased to 3% in 1997 from 1% in 1996 primarily as a result of increased headcount in our technology staff to support our Web site.

  Loss from Operations

     Operating loss decreased to $3,000 in 1997 from $93,000 in 1996, primarily due to a $202,000 decrease in operating expenses associated with the decline in consumer utilization of the Prodigy network. This decrease in costs was partially offset by a reduction in gross margin of $112,000.

  Interest Income (Expense), Net

     Interest expense in 1997 was attributable to $6,000 of interest on two notes payable to our Chief Executive Officer. There was no interest income in 1997 and no interest income or expense in 1996.

INCOME TAXES

     No provision or benefit for federal and state income taxes (actual or pro forma) has been recorded because we incurred net operating losses for the years ended December 31, 1996, 1997 and 1998. Prior to July 10, 1998, we were an S corporation for tax purposes. As of December 31, 1998, we had approximately $212,000 of federal operating loss carryforwards available to offset future taxable income which expire in varying amounts beginning in 2013. Under the Tax Reform Act of 1986, the amounts of and benefits from net operating loss carryforwards may be impaired or limited in certain circumstances, including significant changes in ownership interests. Our existing net operating loss carryforward may be restricted due to changes in ownership or from future tax legislation.

     We have established a valuation allowance against the entire amount of our deferred tax asset because our management has not been able to conclude that it is more likely than not that we will be able to realize the deferred tax asset, due primarily to our history of operating losses.

SELECTED UNAUDITED QUARTERLY COMBINED RESULTS OF OPERATIONS

     The following table sets forth unaudited quarterly statements of operations data for the five quarters ended March 31, 1999. We believe this unaudited information has been prepared substantially on the same basis as the annual audited combined financial statements appearing elsewhere in this prospectus. We believe this data includes all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation. You should read the quarterly data together with the combined financial statements and the notes to those statements appearing elsewhere in this prospectus. The combined results of operations for any quarter are not necessarily indicative of the operating results for any future period. We expect that our quarterly revenues may fluctuate significantly. See "Risk Factors -- Our operating results are volatile and difficult to predict".

                                                         THREE MONTHS ENDED
                                        ----------------------------------------------------
                                        MAR. 31    JUNE 30    SEPT. 30    DEC. 31    MAR. 31
                                         1998       1998        1998       1998       1999
                                        -------    -------    --------    -------    -------
                                                           (IN THOUSANDS)
Net revenues..........................   $432       $586       $ 241       $ 484     $1,008
Cost of revenues......................    286        388         159         320        640
                                         ----       ----       -----       -----     ------
  Gross profit........................    146        198          82         164        368
Operating expenses:
  Sales and marketing.................     49         67          48         175        622
  General and administrative..........     62         68         187         314        344
  Product development.................     17         42          26          20         56
                                         ----       ----       -----       -----     ------
     Total operating expenses.........    128        177         261         509      1,022
                                         ----       ----       -----       -----     ------
Income (loss) from operations.........     18         21        (179)       (345)      (654)
Interest income (expense), net........     (3)         2          17          18         43
                                         ----       ----       -----       -----     ------
Net income (loss).....................   $ 15       $ 23       $(162)      $(327)    $ (611)
                                         ====       ====       =====       =====     ======

LIQUIDITY AND CAPITAL RESOURCES

     Since our inception, we have financed our operations principally with working capital, notes payable to our Chief Executive Officer and, more recently, the sale of equity securities to Fingerhut. In July 1998, we entered into a strategic relationship with Fingerhut in which Fingerhut acquired 496,000 shares (19.9%) of our common stock for an aggregate price of approximately $2.0 million. In connection with this transaction, Fingerhut obtained warrants to acquire an additional 40.1% share of our outstanding stock. In January 1999, Fingerhut exercised certain of its warrants and acquired an additional 838,000 shares of common stock at an aggregate exercise price of $3.0 million, representing an additional 20.1% of our outstanding shares after the exercise. In May 1999, Fingerhut again exercised certain of its warrants and acquired an additional 532,800 shares of common stock at an aggregate exercise price of approximately $1.6 million, giving Fingerhut approximately 48% ownership. Fingerhut has agreed to exercise its remaining warrants for 1,133,200 shares of common stock at a weighted average exercise price of $2.56 per share, at an aggregate exercise price of approximately $2.9 million, simultaneously upon the completion of this public offering. Neither Fingerhut nor Federated has any obligation to make equity or other capital resources available to us in the future.

     For the year ended December 31, 1996, we generated $23,000 in cash from operating activities. We used $20,000 in cash to fund our operations during the year ended December 31, 1997, $223,000 in cash to fund our operations during the year ended December 31, 1998, $5,000 in cash to fund our operations during the quarter ended March 31, 1998 and $271,000 in cash to fund our operations during the quarter ended March 31, 1999. In each of these periods, our principal operating cash requirements were to fund our net loss coupled with changes in our operating assets and liabilities.

     We used $31,000 in cash for investing activities during the year ended December 31, 1996, $4,000 in cash for investing activities during the year ended December 31, 1997, $25,000 in cash for investing activities during the year ended December 31, 1998, $9,000 in cash for investing activities during the quarter ended March 31, 1998 and $193,000 in cash for investing activities during the quarter ended March 31, 1999. In each period, net cash used for investing activities related primarily to the purchase of property and equipment.

     We generated $77,000 from financing activities in the year ended December 31, 1997 from loans of $150,000 by our Chief Executive Officer offset, in part, by $73,000 paid for a stock repurchase, $1.7 million from financing activities in the year ended December 31, 1998 principally from the sale of equity securities to Fingerhut and approximately $3.0 million from financing activities in the quarter ended March 31, 1999 principally from the sale of equity securities to Fingerhut. For the year ended

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

December 31, 1996 and quarter ended March 31, 1998, we did not generate any cash from our financing activities.

     In March 1999, we entered into a one-year agreement, with subsequent one-year renewal periods, with Exceed Communications International, Inc. for the design, development and maintenance of our Web site. This agreement obligates us to pay Exceed a one-time design and development fee of $250,000, half of which was paid in March 1999, plus a minimum annual maintenance fee of $200,000 payable upon the launch of our new Web site, which we expect to occur in the fourth quarter of 1999. In addition, the agreement requires us to pay Exceed a variable maintenance fee equal to 2.5% of our net annual Internet revenues exceeding $5 million. As of March 31, 1999, $125,000 of the design and development fee was capitalized in accordance with the American Institute of Certified Public Accountants Statement of Position 98-1.

     We typically pay suppliers 15 to 30 days after the month of purchase, and, to date, have not experienced any order fulfillment delays that have had a material impact on us.

     As of March 31, 1999, we had approximately $4.2 million in cash and cash equivalents. As of that date, our capital commitments consisted of $36,000 in obligations outstanding under a capital lease.

     We believe that the net proceeds from this offering, net proceeds from the exercise of the Fingerhut warrants and our current available funds will be sufficient to meet our anticipated cash needs for working capital and capital expenditures through at least the next 24 months. We may need to raise additional funds prior to the expiration of this period if, for example, we pursue business acquisitions or experience operational losses that exceed our current expectations.

     If we raise additional funds through the issuance of equity, equity-related or debt securities, such securities may have rights, preferences or privileges senior to those of the rights of our common stock and our stockholders may experience additional dilution. We cannot be certain that additional financing will be available to us on favorable terms when required, if at all.

IMPACT OF THE YEAR 2000

     Many existing computer systems use only two digits to identify a year. These programs were designed and developed without addressing the impact of the upcoming change in the century. If not corrected, many computer software applications could fail or create erroneous results by, at or beyond the year 2000. We may realize exposure and risk if the systems on which we are dependent to conduct our operations are not Year 2000 compliant.

     Our potential areas of exposure include products purchased from third parties, information technology including computers and software, and non-information technology including telephone systems and other equipment used internally. All of the internally used production and operation systems have either undergone or are undergoing a complete re-engineering. All new programs are being tested and validated for Year 2000 compliance.

     We have taken steps to ensure that our phone systems and most other non-information technology are Year 2000 compliant. We believe all non-information technology upon which we are materially dependent is Year 2000 compliant. Additionally, with respect to information technology, we believe we have resolved our Year 2000 compliance issues primarily through normal upgrades of our software or, when it was necessary, by replacing existing software with Year 2000 compliant applications. The cost of these upgrades or replacements was not material.

     Our Year 2000 compliance assessment plan includes both our and Fingerhut's information and non-information technology as well as all internally developed production and operation systems. Based on this assessment, we believe that all of our non-information technology and all internally developed production and operating systems are Year 2000 compliant. We have been advised by Fingerhut that it has completed Year 2000 testing and remediation on its internally-developed systems and that contingency planning and

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

enterprise certification will continue through the third quarter of 1999, with completion in the fourth quarter of 1999.

     In addition, we have received written assurances from all of our key distributors and suppliers that they are actively addressing Year 2000 issues. However, some of our distributors and suppliers, including FTD and Teleflora, are not yet Year 2000 compliant.

     In the event that our production and operational facilities that support our Web site are not Year 2000 compliant, portions of our services may become unavailable. We have reviewed our systems and believe that there is no single application that would make our services totally unavailable and we believe that we can quickly address any difficulties that may arise.

     In the event that our services are not Year 2000 compliant, our services would be unavailable and we would not be able to deliver our services to our users. We do not currently have a contingency plan to deal with the worst-case scenario that might occur if technologies we depend on are not Year 2000 compliant and fail to operate effectively after the Year 2000. We intend to develop a plan for this scenario by August 31, 1999. If our present efforts to address the Year 2000 compliance issues are not successful, or if distributors, suppliers and other third parties with which we conduct business do not successfully address such issues, our business, operating results and financial position could be materially and adversely affected. The most likely worst case scenario is that the Internet fails and we are unable to offer our commerce services.

RECENT ACCOUNTING PRONOUNCEMENTS

     We have adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income" in 1998. SFAS No. 130 requires us to report our financial statements, in addition to our net income
(loss), which includes all changes in equity during a period from non-owner sources including, as applicable, foreign currency items, minimum pension liability adjustments and unrealized gains and losses on certain investments in debt and equity securities. There were no differences between our comprehensive loss and our net loss as reported.

     In June 1997, the FASB issued SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information". SFAS No. 131 establishes standards for the way public enterprises report information about operating segments. It also establishes standards for related disclosures about products and services, geographic area and major customers. We have determined that we do not have any separately reportable business segments.

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. This statement is not expected to effect us as we currently do not have any derivative instruments or hedging activities.

     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". SOP 98-1 provides guidance for determining whether computer software is internal-use software and on accounting for the proceeds of computer software originally developed or obtained for internal use and then subsequently sold to the public. It also provides guidance on capitalization of the costs incurred for computer software developed or obtained for internal use. We adopted SOP 98-1 in 1999.

     We capitalized software costs related to internally developed or purchased software in accordance with SOP 98-1 in the amount of approximately $131,000 as of March 31, 1999. Amounts capitalized are amortized on a straight-line basis over a period of three years.

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

                                    BUSINESS

PC FLOWERS & GIFTS.COM

     We are an innovative online retailer of flowers and event-driven gift products. Our Web site (WWW.PCFLOWERS.COM) offers customers convenient and reliable one-stop shopping. We offer a wide selection of floral products and complementary event-driven gift products such as jewelry, cosmetics, specialty foods and gift baskets. Our customers are able to order flowers through both our select group of FTD and Teleflora member florists or directly from growers. Shipping directly from growers allows customers to receive flowers that are seven to nine days fresher than flowers received through the traditional retail flower distribution process. Our Web site also provides our customers with features such as a gift reminder service, the ability to place advance orders and real-time account information.

     A key element of our strategy is to leverage our strategic relationship with Fingerhut and to develop a strategic relationship with Federated. Fingerhut is one of the largest direct marketers in the United States, selling general merchandise through catalogs and various Web sites. A central element of Fingerhut's business development is to invest in, build and support e-commerce businesses. As part of that strategy, Fingerhut currently owns 48% of our common stock. In March 1999, Fingerhut was acquired by Federated, which operates over 400 full-line department stores, including Bloomingdale's, Burdine's, Macy's and Stern's. In April 1999, Fingerhut began managing the operations of several of Federated's direct marketing and e-commerce businesses, including macys.com and Macys By Mail.

     We believe that our strategic relationship with Fingerhut will enable us to successfully address many of the key challenges facing online retailers:

     - Order fulfillment. Through our fulfillment services agreement with Fingerhut, we utilize its substantial infrastructure for order and credit card processing, product fulfillment, customer service, telephonic services and product return services.

     - Product sourcing. Our fulfillment services agreement with Fingerhut also allows us to benefit from Fingerhut's purchasing strength and to offer Fingerhut's broad range of complementary gift products for sale on our Web site.

     - Customer acquisition. We have participated in a portion of Fingerhut's catalog and promotional mailings and, expect to continue to do so in the future. Currently, Fingerhut's database consists of over 30 million consumers, and, in 1999, Fingerhut expects to distribute over 450 million catalog and promotional mailings. By participating in a portion of these catalog and promotional mailings, we can potentially increase our customer base quickly and cost-effectively.

     In addition to our relationship with Fingerhut, we currently reach customers through our Web site and over 1,000 co-branded sites including NBC, AT&T, Citibank, BellSouth, Merrill Lynch and MindSpring, and through our 1-800-PCFLOWERS service. Furthermore, one of our goals is to develop a strategic relationship with Federated. Federated currently plans to develop and as strategic relationship with us, involving, among other things, access to Federated's customer database and gift products. For example, we have already contracted with and built a co-branded Web site to sell flowers on macys.com.

     We began selling flowers online in 1989. Through 1994, we were the exclusive flower retailer on the Prodigy online network. As a result of the decrease in the number of Prodigy subscribers, we began to migrate our service from Prodigy to the Internet in 1994. Since that time, we have focused our activities on expanding our Internet services.

CUT FLOWER INDUSTRY

     Retail Flower Market. According to statistics published by the Flower Council of Holland, the worldwide floriculture industry had total retail revenues of approximately $60 billion in 1997, compared to under $45 billion in 1990. According to The Floral Index, Inc., a marketing and consulting service, retail sales of floral products in the United States were approximately $14.6 billion in 1998 compared to $12.8 billion in 1992. Consumer purchases of delivered cut flowers are often "event-driven." According to the

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

Society of American Florists, approximately 70% of cut flowers are sent as gifts for occasions such as Valentine's Day, Easter, Mother's Day, Thanksgiving, Christmas, birthdays and illness. As a result, flowers are often purchased by the sender over the telephone, sight unseen, to be delivered to the recipient. Therefore, consumers place significant value on non-price considerations such as convenience, product quality, customer service and reliable delivery when purchasing flowers.

     Retail Florist Industry. The retail florist industry has traditionally been highly fragmented. Most florists are independently owned and operated, and offer limited products due to space and capital constraints. In addition, most independent operators are too small to achieve operating efficiencies necessary to support systems for obtaining and utilizing demographic and behavioral data about their customers, and therefore are unable to increase sales through database mining.

     Supply Chain. Although the floral product distribution channel has begun to consolidate, the majority of retail florists receive products through a lengthy distribution process. First, growers ship flowers from their central warehouses to wholesalers throughout the country. These wholesalers then ship flowers to retail florists who market the flowers to the end consumer. The duration of this supply chain limits the breadth of flowers that can be offered in retail shops to hardier varietals, since 10 to 12 days often elapse between the time flowers are first cut and the time that they ultimately reach the consumer.

     Floral Wire Network. The national market for delivered cut flowers has traditionally been dominated by retail florist networks such as Teleflora and FTD. These networks collect customer orders through local member florists. FTD also collects customer orders through its 1-800 number and its own Web site. FTD and Teleflora then allocate orders for fulfillment to individual retail florists based on membership, order activity and geography. Member florists typically pay the network a monthly fee plus a percentage of their network-referred revenues. In general, networks depend on independent retail florists to fulfill and deliver orders to customers. As a result, it is difficult for networks to hold individual florists accountable for late, unfulfilled or poor quality deliveries.

     The "Direct from the Grower" Channel. The emerging "direct from the grower" channel bypasses wholesalers and retail florists completely by shipping flowers directly from the grower's warehouse to the consumer by overnight delivery service. As a result, consumers receive both traditional and more exotic flowers typically seven to nine days fresher and at a significantly lower cost than from a retail florist. Since orders are fulfilled centrally, they can be combined with other gift products which are not cost-efficient for retail florists to hold in inventory. Direct from the grower flowers are generally marketed to consumers through catalogs and the Internet.

INTERNET FLORAL OPPORTUNITY

     Growth of the Internet and Online Commerce. The Internet has emerged as a global communication medium that enables millions of people to share information and conduct business electronically. International Data Corporation estimates that there were approximately 97 million worldwide users of the Internet in 1998 and that the number of users will grow to approximately 320 million in 2002. The growth of the Internet represents a substantial opportunity for companies to conduct business online. IDC estimates that sales to households over the Internet will increase worldwide from approximately $11 billion in 1998 to more than $93 billion in 2002. In addition, according to Forrester Research, sales of flowers and gifts to consumers over the Internet are expected to grow from an estimated $311 million in 1998 to over $1.3 billion in 2002.

     Changing Business Paradigms. The Internet is dramatically affecting the way consumers and businesses are buying and selling products and services. Online retailers typically use the Internet to offer standard products and services that can be easily and sufficiently described with graphics and text and do not require the physical presence of the product for the consumer to make the purchase. Online retailers can interact with customers in real time by frequently adjusting their product mix, pricing and visual presentation and can tailor their product offerings based on individuals' preferences. The global reach of the Internet allows retailers to attract customers more quickly than traditional retailers and catalog marketers. In addition, online retailers do not have the burdensome costs of significant retail store infrastructure or store personnel, and do not have the continuous printing and mailing costs of catalog marketers.

     The Online Flowers and Gifts Opportunity. We believe that flowers and gifts are particularly well-suited for online retailing, and consumers have demonstrated a willingness to purchase flowers and gifts sight unseen. Online shopping for flowers and gifts is more convenient for consumers than shopping through traditional retail channels for the following reasons:

     - flowers and gifts can be viewed, purchased and shipped directly to consumers through a simple and efficient purchase process;

     - online sites are open 24 hours a day, seven days a week, making shopping online more convenient than shopping through retail outlets;

     - flower purchases can be combined and shipped with other event-driven gift products such as CDs, books, videos, jewelry, chocolates, cosmetics and glass products; and

     - the Internet enables other features and services, such as a gift reminder service and address books, that are not practical through traditional retailing channels.

Online floral retailing also provides the "retailer" with significant advantages, including the ability to:

     - display a virtually unlimited number of products;

     - operate 24 hours a day, seven days a week, without incremental personnel costs;

     - offer a broad selection of event-driven gift products to combine and ship with flowers; and

     - collect consumer information and "mine" customer databases.

     Online Flowers and Gifts Challenges. There are a number of challenges to successfully providing online floral and gift services. Online florists require access to both direct and retail distribution channels to satisfy varying consumer preferences for assortments of flower products, freshness and timely delivery. As the competition for online customers intensifies, online retailers face a number of challenges to acquire and retain customers and maintain successful Web sites, including:

     - Cost-Effectively Acquiring and Retaining Customers. One of the key drivers of success in any business is the ability to identify, access and retain new customers in a cost-effective manner. Many online retailers are only able to access potential customers through expensive Internet-based methods such as banner advertising, traditional affiliate programs and "loss leader" promotions or traditional forms of advertising such as billboards and television which are not targeted, and therefore expensive on a per-converted customer basis. Multiple and inexpensive means of finding and retaining customers will be an advantage in the online world.

     - Establishing Brand Recognition. Although a few online retailers have begun to establish strong brands, the majority are still in the early stages of brand development. Because a strong brand may help customers overcome concerns about trying a new retail experience such as online shopping, brand recognition is especially important to online retailers in attracting customers and developing customer trust and loyalty. Creating a strong brand, however, can be difficult and expensive. Online retailers often must devote a significant amount of time and resources in order to establish their brands, and many retailers rely heavily on costly agreements with Internet portal providers to promote their brands.

     - Fulfilling Orders Efficiently. Online retailers are discovering that scalable, efficient and cost-effective customer service, order processing and fulfillment capabilities are crucial to success in online commerce. We believe that many customers who experience problems with customer service, order processing and fulfillment never return to a site, while customers who experience quick and accurate processing of their orders and excellent customer service are more likely to become repeat customers.

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

THE PC FLOWERS & GIFTS.COM SOLUTION

     Our easy-to-use Web site simplifies consumers' flower and gift purchasing experiences. Unlike traditional florists, our Web site is available 24 hours a day, seven days a week and may be reached from the convenience of a shopper's home or office. In addition, our Web site offers a variety of shopping options that are attractive to a broad spectrum of customers with differing needs, budgets and delivery requirements. We also make the shopping experience convenient by affording customers the ability to shop by product, by occasion and by price. Finally, through our 1-800-PCFLOWERS service, customers can buy flowers over the telephone 24 hours a day, seven days a week.

     Multiple Distribution Channels. We believe we are one of the few flower retailers that can deliver flowers to its customers through both the retail florist network and the direct from the grower channel. We believe our ability to compete effectively in both channels has provided and will continue to provide us with a significant competitive advantage. Because each channel has different distribution and cost structures, we can create product offerings targeted at different market segments as the industry evolves. PC Net, our select group of FTD and Teleflora member florists, allows us to process our orders through florists who have proven to be reliable to ensure product quality and selection and a high level of customer satisfaction. Although PC Net is an important component in our flower distribution strategy, we are committed to reducing our dependence on the traditional retail "bricks and mortar" infrastructure.

     Extensive Product Selection. We believe that our ability to offer our customers an extensive selection of flowers, through both PC Net and directly from the grower, provides our customers superior value. We have the ability to combine complementary, high margin, event-driven gift products such as CDs, books, videos, jewelry, chocolates, cosmetics and glass products with our direct from the grower flower products to offer our customers broader product selection.

     Responsive Customer Service. We believe our agreement with Fingerhut enables us to provide responsive customer service. All of our order and credit card processing, customer service, telephonic services and product return services are handled through a specialized division of Fingerhut's customer service center that ensures the availability of a high standard of customer service and order processing throughout the year and particularly prior to major floral occasion holidays. Fingerhut operates the customer service center on weekdays during expanded business hours and on Saturday mornings. Our products are 100% guaranteed as we offer customers the choice of a full refund or product reshipment if they experience problems. For jewelry products, we limit returns based on how long the customer has kept the product. We believe that our high level of customer service and support will enable us to better maintain long-term relationships with our existing customers and encourage repeat visits and purchases from both our Web site and from our 1-800-PCFLOWERS service.

     Value Added Services. Through our Web site, we offer helpful personalized shopping services to assist our customers and encourage repeat visits and purchases such as:

     - Online Address Book, which records the addresses of people to whom our customers send gifts so that customers do not need to enter the same address multiple times;

     - Gift Reminder Service, which notifies customers by e-mail both five days and one day in advance of holidays, birthdays, anniversaries and other important customer specified dates and proactively offers gift recommendations;

     - Advance Purchase, which allows customers to place an order and schedule delivery up to six months in advance; and

     - Account History, which provides customers with convenient access to their personal account history including gift descriptions, date of gift, recipient name and address and purchase price.

     Unique Business Model. In addition to our multiple distribution channels, we believe that several other facets of our business model give us a significant competitive advantage and allow us to deliver a superior value proposition to our customers.

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

     - Fingerhut Relationship. Through our fulfillment services agreement with Fingerhut, we have access to scalable gift product sourcing, order and credit card processing, customer service, telephonic services, product fulfillment and product return services at costs that are less than otherwise available from third parties. As a result, we are not constrained by the expense of procuring and maintaining a physical warehouse-based infrastructure with respect to non-floral gift products and we gain potential access to a wide range of complementary event-driven gift products. We believe these capabilities and resources reduce product costs through better purchasing power and allow us to expand our product offerings without increasing our inventory and handling costs.

     - Cost-Effective Customer Acquisition and Retention. Our proprietary co-branding strategy allows us to market our products on customized sites of our co-branded partners, thus bringing us a significant number of customers. We currently have more than 1,000 co-branded sites. Together with Fingerhut and Federated, we are working toward identifying marketing opportunities in connection with their catalogs, promotional mailings, Internet presence and other database mining capabilities.

     - Technology. Our hardware and software architecture, which is based on a database driven model, enables frequent changes to product pricing information and minimizes the engineering required to maintain a growing amount of products, promotional events and content. In addition, our merchandise systems enable us to track sales performance by SKU in real time. We believe these systems enhance our order fulfillment reliability and customer satisfaction.

STRATEGY

     Our objective is to be a leading online retailer of flowers and event-driven gift products. We plan to achieve this goal through the following key strategies:

  Leverage Fingerhut's Operational Capabilities and Develop Federated
Relationship

     A key element of our strategy is to leverage Fingerhut's operational capabilities to achieve rapid, scalable growth without the investment and operational risk typically incurred by online companies who either rely on third-party relationships or build in-house product procurement, order processing, fulfillment and customer service capabilities. We intend to utilize Fingerhut's, and potentially Federated's, product offerings to offer additional event-driven gift products thereby providing a better value proposition to our customers and increasing average revenue per transaction. Because Fingerhut and Federated are among the largest direct marketers and store-based retailers in the United States, we expect to benefit from increased purchasing power to reduce product costs and increase margins.

  Attract and Retain Customers

     We believe that by using our co-branded business model, our Fingerhut relationship, traditional forms of online and offline advertising and our potential relationship with Federated, we can acquire and retain customers on a cost-effective basis.

     - Access Fingerhut and Federated's Customers. We believe we can increase revenues and lower customer acquisition costs through targeted marketing by continuing to participate in Fingerhut's catalogs, promotional mailings and credit card bill inserts. By further developing our relationships with Fingerhut and Federated, we expect to gain access to their extensive customer databases to effectively mine those databases to identify customer specific event information such as birthdays and anniversaries. In addition, under our fulfillment services agreement with Fingerhut, we are able to offer our customers the ability to purchase our products on or off the Internet with their Fingerhut credit cards. We believe that Fingerhut's moderate income customer base comprises a market segment not traditionally reached by the flower-by-wire retail florist market. Through a combination of lower-priced, fresher, direct from the grower offers, coupled with a Fingerhut credit card, we believe we can access this large market.

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

     - Expand Co-Branded Relationships. Our co-branding strategy allows us to continuously attract and acquire new customers without significant investments in advertising and marketing. Through our co-branding service, our co-branded partners can offer their site visitors a customized flower and gift service while maintaining their own brand identity. In addition, our co-branded partners earn a percentage of both initial and future revenues generated by the sales on their co-branded sites. To maintain partner loyalty to us and promote our partners' brand identities through our marketing efforts, we encourage consumers to return to our partners' Web sites after completing a purchase on their co-branded site.

     - Traditional Marketing. We believe that increasing the brand name awareness of PC Flowers & Gifts.com will contribute to our future success. In addition to our co-branding strategy, we use online and offline marketing strategies to maximize customer awareness and enhance our brand name recognition. We promote our products through a variety of advertising and promotional techniques including print and radio advertising in major markets. We advertise on major Web sites, including Lycos, Snap.com, Alta Vista, Go2net and MiningCo.com. We also use other online promotions, including monthly sweepstakes on the Internet, our gift reminder service, our virtual bouquet service, electronic coupons and other e-mail based advertising. In addition, in order to increase our exposure on the Internet and directly generate sales, we will launch an affiliate program. Under this program, we will pay our registered affiliates a percentage of revenue for any sale generated as a result of their link to our Web site. As our customer base grows, we continue to collect data about our customers' buying preferences and habits and to develop one-to-one relationships with our customers. We intend to leverage this information by delivering valuable information and special offers to our customers via e-mail and other means. We intend to continue to use the unique resources of the Internet as a low-cost means of personalized marketing in an effort to drive traffic and repeat purchases.

  Strengthen Existing and Emerging Distribution Channels

     We believe we are one of the few online flower providers to have developed significant relationships with both the traditional retail flower channel as well as the emerging direct from the grower channel, which provides our customers with higher levels of service and selection. Over the past nine years, we have worked closely with one of the leading retail networks, FTD, and recently we also began to work with Teleflora, allowing customers to place orders for floral products around the world with same day delivery in many cases. We will continue to leverage PC Net which enables us to designate a store for fulfillment and therefore provide superior service to our customers.

     We believe that shipment of flowers direct from the grower represents a significant future opportunity for the online floral market. The direct from the grower channel offers significant advantages over products provided by other floral wire and Internet services that deliver flowers predominantly through retail florists including:

     - flowers direct from the grower are typically seven to nine days fresher due to the time saved through bypassing the wholesaler and the retail florists;

     - flowers direct from the grower are often significantly less expensive to the consumer, while yielding us the same profit margins;

     - growers can provide a greater variety of more exotic flowers than are usually available through retail florists; and

     - flowers direct from the grower can be combined with complementary gift products, such as CDs, books, videos, jewelry, chocolates, cosmetics and glass products.

     We will continue to leverage direct distribution to combine flowers and complementary event-driven gift products for customers as well as potentially improve product margins. As consumers come to recognize the benefits of ordering flowers from the direct channel, we believe we are well positioned to capitalize on this trend compared to floral providers who are tied to the retail channel.
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

  Extend PC Flowers & Gifts.com Brand Into Other Event-Driven Gift Categories

     We believe that increasing the brand name awareness of PC Flowers & Gifts.com will contribute to our future success. We intend to build our brand by capitalizing on consumers' natural attraction to flowers for event-driven gift giving and expanding into other complementary gift categories. By increasing the size and scope of our product offerings, we seek to capture the economic benefits associated with being a "one-stop-shop" for a varied assortment of event-driven gift products through our Web site.

  Expand into New Markets

     We believe we are well positioned to reach the international market for flowers and gifts, which is larger than the domestic market for such goods. We intend to aggressively expand overseas through the development of co-branded partner sites in the language of targeted countries with an initial focus on Europe and Asia. The technology and relationships that we have developed will enable us to launch these offerings and services rapidly. In addition, our management team includes managers experienced in opening online businesses in many of these markets.

  Leverage Proprietary Technology

     We use an advanced e-commerce technology platform which provides us with the scalability and flexibility to manage our operations with minimal human resources while maintaining high levels of service. Our platform encompasses all aspects of e-commerce operations and allows us to significantly differentiate our service offerings through personalized interaction and service, real-time management reporting, and streamlined, reliable transaction processing and fulfillment. In particular, we will continue to leverage our co-branding technology to maintain and improve the customer's experiences, acquire co-branded partners, improve business performance and provide high levels of service. We believe that our e-commerce platform helps us overcome the scalability, high cost of customer acquisition and management challenges of mass market online commerce and we intend to expand this technology to further enhance our services and support our growth.

PRODUCTS

     We offer a broad selection of floral and gift items on our Web site:

     Traditional Floral Products and Balloons. We offer a complete line of floral products and helium-filled balloons through PC Net, our select group of FTD and Teleflora member florists.

     Flowers Direct From the Grower. We offer cut flowers sourced from major South American growers. These cut flowers are delivered via overnight delivery directly from the grower's U.S. warehouses to the customer in our packaging.

     Gift Baskets, Gourmet Foods, Jewelry and Cosmetics. Through our relationship with Fingerhut, we have access to a broad selection of jewelry, cosmetics and other event-driven gift products, and through Figi's, a subsidiary of Fingerhut, we have access to a broad selection of gift baskets and gourmet foods.

MERCHANDISING

     Unlike store-based retail formats, we have significant flexibility in the organization and presentation of our products and are able to dynamically adjust our product mix on the Internet to respond to changing customer demand.

MARKETING AND PROMOTION

     Online Advertising. We advertise on major online sites, including Lycos, Snap.com, Alta Vista, Go2net and MiningCo.com. We use online promotions, including monthly sweepstakes on the Internet, our gift reminder service, our virtual bouquet service, electronic coupons and other e-mail based advertising. In addition, in order to increase exposure on the Internet and directly generate sales, we intend to launch an affiliate program. Under this program, we pay our registered affiliates a percentage of revenue for any sale generated as a result of their link to our Web site.

     Offline Advertising. We complement our online advertising with traditional offline advertising, including print advertising in the Fingerhut catalogs, credit card bill inserts, magazine inserts and radio advertising in major markets. We believe our offline advertising enhances our image and enables us to reach consumers who are not online.

     1-800-PCFLOWERS. Our 1-800-PCFLOWERS service provides consumers who lack Internet access or who are reluctant to use their credit cards to place orders on the Internet the ability to place orders by phone. We will continue and expand this service by utilizing the resources of Fingerhut/ Federated.

FULFILLMENT

     Teleflora and FTD Flowers and Balloons. Once we receive an order for flowers, plants or balloons, we transmit the order to a PC Net florist. PC Net is our select group of FTD and Teleflora member florists who we believe sell the highest quality flowers and have the most reliable delivery history. We send orders directly to our PC Net members through the FTD Mercury Network and to the Teleflora Dove System. PC Net florists fulfill our orders quickly and adhere to our stringent standards for quality. Delivery is available Monday through Saturday, excluding holidays, within all fifty states.

     Direct From the Grower Flowers. Direct from the grower orders received on our Web site and from 1-800-PCFLOWERS are electronically transmitted from Fingerhut's St. Cloud, Minnesota order processing facility to major growers where the flowers are arranged, packaged and shipped. Flowers direct from the grower are delivered via overnight delivery, Tuesday through Saturday, excluding holidays, in the continental United States.

     Jewelry and Cosmetics. Jewelry and cosmetics orders are processed and fulfilled by Fingerhut personnel at the Fingerhut order processing facility in St. Cloud, Minnesota and are delivered by UPS and overnight delivery.

     Gift Baskets and Gourmet Foods. Orders for gift baskets and gourmet foods are fulfilled by Figi's, a wholly-owned subsidiary of Fingerhut, and are delivered via UPS and overnight delivery. Due to the perishable nature of these items and to ensure high quality, we limit their delivery to Wednesday through Friday.

TECHNOLOGY

     Since commencing our online service nearly 10 years ago, we have used numerous technology solutions and systems for deploying and managing our e-commerce operations. We believe that our current advanced e-commerce technology platform provides us with the scalability and flexibility to manage our e-commerce operations with minimal human resources while maintaining high levels of service. The platform consists of a broad array of software tools and systems that help us manage our Web site and those of our co-branded partners, enable us to monitor and respond to dynamic business change, help improve customer interaction and service and streamline transaction processing and fulfillment. In particular, our technology platform enables us to:

     - enhance the customer experience by simplifying the purchase process, reducing the number of customer actions required to complete a transaction and providing value added services such as an online address book, personalized gift reminder service, advanced purchasing capabilities and access to account information.

     - provide real-time management reporting to enable us to dynamically analyze the performance of our business, to maintain and manage our Web site and to track and improve business performance on a real-time basis;

     - build co-branded Web sites in less than one minute that are seamlessly integrated with our partners' Web sites and track consumer relationships with respect to the originating co-branded site in a manner that repeat customers are directed back to the original co-branded site and our co-branded partners can retain control over their customer databases;

     - process flower orders according to pre-coded rules that govern delivery options, validate each order, screen for possible fraud, authorize payment method and transmit an electronic message to our distributors for physical delivery; and

     - separate the page presentation from the underlying database elements to permit frequent changes to product information and minimize the engineering resources required to maintain large and growing amounts of products, pricing, promotions and content.

CUSTOMER SERVICE

     We believe that our ability to establish and maintain long-term relationships with our customers and to encourage repeat visits and purchases depends, in part, on the strength of our customer support, service operations and staff. Our customer service, telephonic services and product return services are provided by Fingerhut. Customer service representatives are available on weekdays during expanded business hours and on Saturday mornings to provide assistance via e-mail or telephone, to handle questions about orders, to assist customers in finding desired products and to process their credit card information. Customer service representatives are a valuable source of feedback regarding user satisfaction. We offer a 100% guarantee for customer satisfaction. If customers are not satisfied, we provide a full refund or reshipment, the choice of which is the customer's. However, we limit returns of jewelry products based on how long the customer has kept the jewelry.

COMPETITION

     The flower and gift industry is very competitive. We currently or potentially compete with a variety of companies, including:

     - direct marketers of flowers that maintain or are tied to specific networks of retail floral outlets, including 1-800-FLOWERS, FTD and the Gerald Stevens Company;

     - other online vendors of flowers shipped direct from the grower, including FlowerFarmDirect and Proflowers;

     - indirect competitors that specialize in online commerce or derive a substantial portion of their revenues from online commerce, including America Online, Microsoft and Amazon.com, through which other flower and gift vendors may offer products; and

     - traditional store-based retail florists and other stores offering gift products.

     We believe that the following are the principal competitive factors in our market and that, based on our business strategy, we are well-positioned relative to our competitors to address these factors:

     - reliability and speed of order fulfillment;

     - product and service quality;

     - convenience;

     - diversity of product category;

     - price;

     - customer service; and

     - costs of customer acquisition and retention.

GOVERNMENT REGULATION

     We are not currently subject to direct federal, state or local regulation in the United States other than regulations applicable to businesses generally or directly applicable to electronic commerce. However, because the Internet is becoming increasingly popular, it is possible that a number of laws and regulations may be adopted in the United States with respect to the Internet. These laws may cover issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. Furthermore, the growth of electronic commerce may prompt calls for more stringent consumer protection laws. Several states have proposed legislation to limit the use of personal user information gathered online or require online services to establish privacy policies. The Federal Trade Commission has indicated that it may propose legislation on this issue to Congress in the near future and has initiated action against at least one online service regarding the manner in which personal information was collected from users and provided to third parties. We do not currently provide information regarding our users to third parties. However, the adoption of such consumer protection laws could create uncertainty in Internet usage and reduce the demand for all products and services.

     We are not certain how our business may be affected by the application of existing laws governing issues such as property ownership, copyrights, encryption and other intellectual property issues, taxation, libel, obscenity and export or import matters. The vast majority of those laws were adopted prior to the advent of the Internet. As a result, they do not contemplate or address the unique issues of the Internet and related technologies. Changes in laws intended to address such issues could create uncertainty in the Internet marketplace. That uncertainty could reduce demand for our service or increase the cost of doing business as a result of litigation costs or increased service delivery costs.

     In addition, because our services are available over the Internet in multiple states and foreign countries, other jurisdictions may claim that we are required to qualify to do business in each state or foreign country. We are qualified to do business only in Connecticut. Our failure to qualify in other jurisdictions when we are required to do so could subject us to taxes and penalties. It could also hamper our ability to enforce contracts in those jurisdictions. The application of laws or regulations from jurisdictions whose laws do not currently apply to our business could have a material adverse affect on our business, results of operations and financial condition.

     The European Union has adopted a policy directive which went into effect in 1998. Under this directive, business entities domiciled in member states of the EU are limited in the transactions they may do with business entities domiciled outside the EU unless they are domiciled in a jurisdiction with privacy laws comparable to the EU privacy directive. The United States presently does not have laws which satisfy the EU. Discussions between representatives and the United States are ongoing and may lead to certain safe harbor provisions which, if adhered to, would allow business entities in the EU and the United States to continue to do business without limitation. If these negotiations are not successful and the EU begins enforcement of the privacy directive, there could be an adverse impact on international Internet business. We plan to do business directly in the EU in the future which will require us to comply with the privacy directive of the EU.

INTELLECTUAL PROPERTY

     We own several trademarks, including PC Flowers & Gifts(R),
1-800-PCFLOWERS(R), PC Flowers(R), PC Gifts(R), TV Flowers(R) and PC
Balloons(R).

     Certain technology that we utilize is the subject of two U.S. patent applications and an international patent application owned by William J. Tobin, our Chairman of the Board and Chief Executive Officer. Under a Technology License Agreement with Mr. Tobin dated as of July 9, 1998, we have a fully paid, royalty free, worldwide, perpetual, unrestricted and non-exclusive right to use that technology and to practice the subject matter of the patent applications and any patents that may issue on those applications in all activities relating to retail distribution of consumer goods and services by means of server-based communication systems. We, in turn, have sublicensed the patent applications to Fingerhut and its affiliates on a non-exclusive basis.

     To date, we have not been notified that we infringe the proprietary rights of third parties except as described below under "-- Legal Proceedings". However, there can be no assurance that third parties will not claim infringement by us with respect to our current or future technologies. We expect that participants in our markets will be increasingly subject to claims of infringement as the number of services and competitors in our industry segment grow. Any such claim, with or without merit, could be time-consuming, result in costly litigation, cause service upgrade delays or require us to enter into royalty or licensing agreements. Royalty or licensing agreements may not be available on terms acceptable to us or at all. As a result, any claim of infringement against us could have a material adverse effect upon our business, results of operations and financial condition.

LEGAL PROCEEDINGS

     On April 7, 1999 we notified The Flower and Gift Shoppe, Inc. of Wilmington, Delaware that it was using domain names utilizing certain of our trademarks and service marks. On April 25, 1999, The Flower and Gift Shoppe, Inc. brought suit against us in the U.S. District Court for the District of Delaware, seeking declaratory relief finding that their domain name does not infringe any of our trademarks and that our trademarks are invalid and unenforceable. We believe that these claims are without merit, and we intend to defend this suit vigorously.

EMPLOYEES

     As of April 30, 1999, we had 16 full-time employees. In addition, we utilize independent contractors and other temporary employees. None of our employees is represented by a labor union. We have not experienced any work stoppages and consider our employee relations to be good.

FACILITIES

     Our corporate offices are located in Stamford, Connecticut, where we lease approximately 5,500 square feet under a lease that expires in March 2001. We have an option to renew the lease for two years thereafter.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information regarding our executive officers and directors as of April 30, 1999:

NAME                                        AGE                         POSITION
----                                        ---                         --------
William J. Tobin(1).......................  57    Chief Executive Officer, Chairman of the Board,
                                                  Director
David Crampton(2).........................  40    President, Chief Operating Officer and Director
Andrew Grimalda...........................  43    Chief Financial Officer
Robert Rathbun............................  43    Vice President of Strategic Development
William J. Lansing(1).....................  41    Director
Michael P. Sherman(2).....................  46    Director
David Heidecorn(1)(2).....................  42    Director

---------------
(1) Member of the Compensation Committee

(2) Member of the Audit Committee

     We intend to elect two independent directors within 90 days after the closing of this offering. William J. Tobin and Fingerhut previously agreed that our board would have five directors and that Fingerhut would designate two directors while it was a minority stockholder and three directors thereafter. William J. Tobin would be entitled to designate the remaining directors. That agreement will terminate upon consummation of this offering.

     Pursuant to an agreement among Mr. Tobin, Fingerhut and us, Fingerhut has agreed to vote its shares of common stock for the election of Mr. Tobin or his designee for election to our board of directors so long as Mr. Tobin and his affiliates own an aggregate of at least 10% of our common stock. In addition, Mr. Tobin has agreed to vote his shares of common stock for the election of two Fingerhut designees to our board of directors so long as Fingerhut owns at least 1,500,000 shares of common stock and for one director thereafter. This agreement will terminate in 2009 and under certain circumstances may terminate earlier.

     William J. Tobin is the Chairman of the Board, Chief Executive Officer and founder of PC Flowers & Gifts.com. He has served as a board member on the Interactive Services Association and the New Media Committee for the Direct Marketing Association. Mr. Tobin received his B.A. from Adelphi University.

     David Crampton joined us as our President and Chief Operating Officer in February 1999. From July 1996 to February 1999, Mr. Crampton was Chief Executive Officer of The School Report (theschoolreport.com), an Internet-based school information service. From 1989 to July 1996, Mr. Crampton was a consultant with McKinsey & Co., working primarily in the telecommunications and multimedia practices. Mr. Crampton received his M.B.A. from Columbia University and his B.A. from Dartmouth College.

     Andrew Grimalda joined us as our Chief Financial Officer in January 1999. From December 1997 to January 1999, Mr. Grimalda was Chief Financial Officer of First National Administrators, Inc., a health insurance administrative and brokerage company. From May 1993 to December 1997, Mr. Grimalda was Director, Finance and Planning, for Ivans Inc., a provider of electronic data interface and telecommunications services. Mr. Grimalda received his M.B.A. from the Sloan School of Management, MIT and a B.S. in Engineering from the U.S. Military Academy, West Point.

     Robert Rathbun joined us in February 1999 as Vice President of Strategic Development. Mr. Rathbun oversees the development of new marketing partnerships and initiatives, as well as identifies and pursues strategic marketing alliances both online and offline. From September 1995 to February 1999, Mr. Rathbun served as Vice President of Marketing/Business Development at Cyberian Outpost, Inc., an online retailer of computer hardware and software. From 1993 to September 1995, Mr. Rathbun served as President and Executive Director of Camp Sloan, Inc., a summer camp conference center. Mr. Rathbun earned his B.A. from Washington and Lee University.

     William J. Lansing joined our board of directors in July 1998. Mr. Lansing has been President of Fingerhut since May 1998. Prior to that, Mr. Lansing was employed by General Electric Corp. as vice president for business development since October 1996. From January 1996 to October 1996, he served as Chief Operating Officer of Prodigy. Prior to that, he was a principal at McKinsey & Co. from 1986 to 1996. Mr. Lansing also serves on the boards of directors of Digital River, Inc., a provider of electronic commerce outsourcing solutions to software publishers and online retailers, and Select Comfort Corp., a specialty retailer and direct marketer of air beds and sleep-related products. Mr. Lansing received his undergraduate degree from Wesleyan University and his J.D. from Georgetown University.

     Michael P. Sherman joined our board of directors in July 1998. Mr. Sherman joined Fingerhut in May 1996 as Senior Vice President -- Business Development, General Counsel and Secretary and was named Executive Vice President in July 1998. From 1983 through 1996, Mr. Sherman served as Executive Vice President, Corporate Affairs, General Counsel and Secretary of Hanover Direct, Inc., a direct marketing company. Mr. Sherman received his undergraduate degree from Syracuse University and his J.D. from the State University of New
Jersey -- Rutgers.

     David Heidecorn joined our board of directors and began consulting with us on financial and securities matters in March 1999. From 1992 to February 1999, Mr. Heidecorn was Chief Financial Officer and Executive Vice President of Alarmguard Holdings, Inc., a company that installs and monitors home and residential alarm systems. Mr. Heidecorn received his undergraduate degree from Lehigh University and his M.B.A. from Columbia University.

COMMITTEES OF THE BOARD OF DIRECTORS

     Our Audit Committee consists of David Crampton, Michael P. Sherman and David Heidecorn. Among other functions, the Audit Committee makes recommendations to the board of directors regarding the selection of independent auditors, reviews the results and scope of the audit and other services provided by our independent auditors, reviews our balance sheet, statement of operations and cash flows and reviews and evaluates our internal control functions.

     Our Compensation Committee consists of William J. Tobin, William J. Lansing and David Heidecorn. The Compensation Committee reviews and approves the compensation and benefits for our executive officers, administers the PC Flowers & Gifts.com Stock Option Plan and makes recommendations to the board of directors regarding such matters.

DIRECTOR COMPENSATION

     Our directors do not receive cash compensation for their services as directors or members of committees of the board of directors, but are reimbursed for their reasonable expenses incurred in attending meetings of the board of directors. In March 1999, we granted to David Heidecorn, one of our directors, a nonqualified stock option to purchase 10,000 shares of common stock at an exercise price of $3.33 per share. We currently intend to make comparable option grants to future outside directors. See "Certain Transactions".

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee currently consists of William J. Tobin, William
J. Lansing and David Heidecorn. No member of the board of directors or of the Compensation Committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or Compensation Committee.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     Our Certificate of Incorporation limits the liability of directors to us and our stockholders for monetary damages for breach of fiduciary duty as a director except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. Our Bylaws provide that we shall indemnify our officers, directors, employees and agents to the fullest extent permitted by the Delaware General Corporation Law. Delaware law provides that a corporation's certificate of incorporation may contain a provision eliminating or limiting the personal liability of directors for monetary damages for breach of their fiduciary duties as directors, except for liability (i) for any breach of their duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. We believe that indemnification under our by-laws covers at least negligence and gross negligence on the part of indemnified parties.

     We have entered into agreements to indemnify our directors and executive officers. These agreements, among other things, indemnify our directors and officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by such persons in any action or proceeding, including any action by us or in our right, arising out of such person's services as our director or officer, any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified directors and officers.

     At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

EXECUTIVE COMPENSATION

     The following table sets forth the compensation received for services rendered to us during the year ended December 31, 1998 by William J. Tobin, our Chairman of the Board and Chief Executive Officer. None of our other executive officers who held office at December 31, 1998 met the definition of "highly compensated" within the meaning of the Securities and Exchange Commission's executive compensation disclosure rules.

                           SUMMARY COMPENSATION TABLE

                                                                            OTHER ANNUAL
NAME AND PRINCIPAL POSITION                     YEAR    SALARY     BONUS    COMPENSATION
---------------------------                     ----    -------    -----    ------------
William J. Tobin, Chairman of the Board and
  Chief Executive Officer.....................  1998    $87,500     $--          $--

     Mr. Tobin did not receive any compensation from us in 1996 or 1997. Mr. Tobin does not currently hold options to purchase our capital stock.

EMPLOYMENT AGREEMENT

     We have entered into an employment agreement, dated July 9, 1998, with William J. Tobin. The agreement, as amended on February 1, 1999, provides for Mr. Tobin to be our Chief Executive Officer. The agreement provides for an initial three-year term, and for automatic successive 12 month terms, unless we or Mr. Tobin gives notice of termination at least 60 days prior to the end of the initial term, or a succeeding term, as the case may be, in which event Mr. Tobin's employment will terminate at the end of such term. The agreement provides for a yearly base salary of $175,000 in the first year, and $200,000 in the second, third and any succeeding year. The agreement provides for Mr. Tobin to receive such fringe benefits as are provided to all of our employees, and certain other benefits approved by our board of directors, including an automobile allowance and three weeks paid vacation per year. The agreement further provides that Mr. Tobin shall be entitled to participate in the benefit plans available generally to senior executives of subsidiaries of Fingerhut. In the event that Mr. Tobin's employment is terminated before the end of the initial term, or before the end of any succeeding term, and such termination results from reasons other than cause, Mr. Tobin's death or disability, or Mr. Tobin's voluntary resignation, we shall remain obligated to continue to pay to Mr. Tobin his base salary and all other amounts due under the agreement until the end of the term. The agreement provides that Mr. Tobin shall not, for a period of two years following termination of employment, disclose to any third party or use for the benefit of any party other than us any of our confidential information. The agreement also provides that Mr. Tobin shall not compete with us, or solicit any of our employees, consultants, agents, suppliers, customers, prospects and certain others who have business relationships with us, until the later of June 30, 2001 or the date that is one year following the consummation of this offer.

STOCK OPTION PLAN

     Our board of directors has adopted the PC Flowers & Gifts.com Stock Option Plan and reserved an aggregate of 805,000 shares of common stock for grants of stock options under the plan. The PC Flowers & Gifts.com Stock Option Plan provides for the grant of options for common stock to our employees, directors, officers, consultants, advisors and independent contractors. As of March 31, 1999, options to purchase 475,000 shares of common stock were outstanding under the PC Flowers & Gifts.com Stock Option Plan with exercise prices of $3.33 per share, options to purchase 330,000 shares were available for grant and no options had been exercised.

     The PC Flowers & Gifts.com Stock Option Plan is administered by the board of directors. The board has the authority to select individuals who are to receive options under the PC Flowers & Gifts.com Stock Option Plan and to specify the terms and conditions of each option so granted, the vesting provisions, the option term and the exercise price. Options granted under the PC Flowers & Gifts.com Stock Option Plan must be exercised within three months of the optionee's termination of service to or employment by us (subject to extension to one year from the date of termination if the optionee dies within such three month exercise period), or within one year after the optionee's termination by death or disability (subject to extension to one year from the date of death if the optionee dies during the one-year exercise period after termination by disability), but in no event later than the expiration of the option term. Options granted under the PC Flowers & Gifts.com Stock Option Plan are not transferable by the optionee except by will or the laws of descent and distribution and generally are exercisable during the lifetime of the optionee only by such optionee.

     In the event of a sale of all or substantially all of our assets, a merger or reorganization in which we are not the surviving corporation, or the sale or other transfer of more than 50% of the outstanding shares of common stock (each, a "Terminating Event"), the board may determine whether provision will be made for assumption of or substitution for the stock options granted under the PC Flowers & Gifts.com Stock Option Plan by the successor corporation. If the board determines that no such assumption or substitution will be made, all options will become fully vested and each optionee will have the right to exercise any unexercised and unexpired options within 30 days from the date of notice of such determination.

     With respect to the PC Flowers & Gifts.com Stock Option Plan, the board has the discretion to authorize the issuance of unvested shares of our common stock pursuant to the exercise of a stock option under the Plan. If the optionee ceases to be employed by or provide services to us, all shares of common stock issued on exercise of a stock option which are unvested at the time of cessation shall be subject to repurchase by us at the exercise price paid for such shares. The terms and conditions upon which the repurchase rights are exercisable by us are determined by the board and set forth in the agreement evidencing such right. The board has discretionary authority to cancel our outstanding repurchase rights with respect to one or more shares purchased or purchasable under an option granted pursuant to the Plan. In the event of a Terminating Event under the PC Flowers & Gifts.com Stock Option Plan, if vesting of the options accelerates, our repurchase rights with respect to shares previously acquired on exercise of options granted under the PC Flowers & Gifts.com Stock Option Plan shall terminate.

                              CERTAIN TRANSACTIONS

     In July and August 1997, William J. Tobin, our Chairman of the Board and Chief Executive Officer, made two loans to us, each in the principal amount of $75,000 at 6% interest, both of which were fully repaid in July 1998.

     Pursuant to an Investor Subscription Agreement, on July 9, 1998 we sold to Fingerhut 496,000 shares (or 19.9%) of our common stock and issued to Fingerhut warrants to purchase an additional 2,504,000 shares (or 40.1%) of common stock at prices ranging from $2.50 to $3.58, depending on the time of exercise. Fingerhut paid us an aggregate of $1,990,000 for the shares and warrants. On January 8, 1999, Fingerhut exercised warrants to purchase a total of 838,000 shares (or 20.1%) of our common stock at an exercise price of $3.58 per share. On May 10, 1999 Fingerhut exercised warrants to purchase 532,800 shares (or 8%) of our common stock at an exercise price of $3.00 per share and agreed to exercise an additional 1,133,200 shares (12% without giving effect to the offering) upon consummation of this offering. We granted to Fingerhut certain rights with respect to the registration of its shares of common stock. See "Description of Capital Stock -- Registration Rights".

     On October 22, 1998, we entered into a Fulfillment Services Agreement with Fingerhut Business Services, Inc., a wholly-owned subsidiary of Fingerhut. Under that agreement, Fingerhut Business Services provides the following fulfillment services for our Web site, co-branded Web sites and telephone order businesses at a per order charge, plus certain expenses:

     - fulfillment of event-driven gift products;

     - credit card processing and management;

     - order processing and management;

     - customer service;

     - product sourcing;

     - returns processing; and

     - reporting.

     Fingerhut Business Services sells Fingerhut's and Figi's products to us for most of our non-floral gift products from its inventory at its actual cost plus 10%. Fingerhut Business Services provides similar goods and services to third parties on commercial terms which may not be as favorable as those which apply to us. The Fulfillment Services Agreement terminates on October 21, 2000, but is automatically extended for additional one-year terms unless a party notifies the other party at least 60 days before the expiration of the initial term or any subsequent renewal term. During 1998 and the three months ended March 31, 1999, we incurred expenses payable to Fingerhut of approximately $38,000 and approximately $105,000, respectively, for their services. In addition, Fingerhut may provide other services for us from time to time on a per hour charge or as specifically agreed. We will pay some costs in connection with promotional and marketing activities in Fingerhut's catalogs and mailings, but certain of these activities may be provided at no cost to us.

     We also have a standard co-branded arrangement with Fingerhut for its Web sites under which Fingerhut receives 6% of the revenues generated from such co-branded activities. During the three months ended March 31, 1999, we incurred expenses payable to Fingerhut of $13,000 for these co-branded activities.

     We believe that all the transactions set forth above were made on terms at least as favorable to us as could have been obtained from unaffiliated third parties. Any future transactions, including loans, between us and our officers, directors and principal stockholders and their affiliates will be approved by a majority of the board of directors, including a majority of the independent and disinterested directors, and will be on terms no less favorable to us than could be obtained from unaffiliated third parties.

     Under an Employment Agreement with Mr. Tobin dated July 9, 1998, as amended February 1, 1999, Mr. Tobin serves as our Chief Executive Officer. The agreement provides for an initial three year term and an annual salary of $175,000 in the first year and $200,000 in the second, third and any succeeding year. The agreement renews automatically unless terminated by us or Mr. Tobin. See "Management -- Employment Agreements".

     On July 9, 1998 we entered into a Technology License Agreement with Mr. Tobin and Fingerhut, which allows us and Fingerhut, with some restrictions, to use without charge certain e-commerce-related technology for which Mr. Tobin has filed a patent application. Additionally, Mr. Tobin licensed certain intellectual property rights to us, which we, in turn, sublicensed to Fingerhut. See "Business -- Intellectual Property".

     On July 9, 1998 we entered into a Stockholder Agreement with Mr. Tobin and Fingerhut, which provides Mr. Tobin and Fingerhut with rights to require us to publicly register their shares of our common stock and pay for such registration, in certain situations. Subject to restrictions, Mr. Tobin can demand that we register his shares of our common stock, and Fingerhut may join such demand, and Mr. Tobin and Fingerhut can also require us to register their shares when we register other shares of our common stock, except in connection with our initial public offering. See "Management" and "Description of Capital Stock -- Registration Rights".

     We have entered into indemnification agreements with each of our executive officers and directors. See "Management -- Limitation of Liability and Indemnification Matters".

     Pursuant to an agreement among Mr. Tobin, Fingerhut and us, Fingerhut has agreed to vote its shares of common stock for the election of Mr. Tobin or his designee for election to our board of directors so long as Mr. Tobin and his affiliates own an aggregate of at least 10% of our common stock. In addition, Mr. Tobin has agreed to vote his shares of common stock for the election of two Fingerhut designees to our board of directors so long as Fingerhut owns at least 1,500,000 shares of common stock and for one director thereafter. This agreement will terminate in 2009 and, under certain circumstances, may terminate earlier.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of our outstanding common stock as of April 30, 1999 and as adjusted to reflect the sale of the common stock offered hereby for (i) each person or entity known by us to beneficially own more than 5% of the common stock, (ii) each of our directors, (iii) our Chief Executive Officer and (iv) all of our directors and executive officers as a group. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed below, based on information furnished by those owners, have sole voting and investment power with respect to such shares. The addresses of Messrs. Tobin, Crampton and Heidecorn are in care of PC Flowers & Gifts.com at 2001 West Main Street, Suite 175, Stamford, CT 06902. The addresses of Messrs. Lansing and Sherman and Fingerhut are in care of Fingerhut at 4400 Baker Road, Minnetonka, MN 55343.

                                                                                 PERCENT BENEFICIALLY
                                                                                        OWNED
                                                                                ----------------------
                                                           NUMBER OF SHARES      BEFORE        AFTER
NAME                                                      BENEFICIALLY OWNED    OFFERING      OFFERING
----                                                      ------------------    --------      --------
William J. Tobin(1).....................................      2,000,000             40.0%
David Crampton..........................................             --               --         --
David Heidecorn.........................................             --               --         --
William J. Lansing......................................             --               --         --
Michael P. Sherman......................................             --               --         --
Fingerhut Companies, Inc.(2) ...........................      3,000,000             60.0%

All directors and executive officers as a group (7
  persons)(2)...........................................      2,000,000             40.0%

---------------
(1) Includes 300,000 shares held by a limited liability company for the benefit of Mr. Tobin's children, of which Mr. Tobin is the sole manager. Also includes 200,000 shares held by Mr. Tobin's wife, as to which Mr. Tobin disclaims beneficial ownership.

(2) Fingerhut is a wholly-owned subsidiary of Federated Department Stores, Inc. and, as such, our common stock owned by Fingerhut may also be deemed to be beneficially owned by Federated. Includes 1,133,200 shares of common stock issuable upon the exercise of certain warrants upon consummation of this offering.

     Pursuant to an agreement among Mr. Tobin, Fingerhut and us, Fingerhut has agreed to vote its shares of common stock for the election of Mr. Tobin or his designee for election to our board of directors so long as Mr. Tobin and his affiliates own an aggregate of at least 10% of our common stock. In addition, Mr. Tobin has agreed to vote his shares of common stock for the election of two Fingerhut designees to our board of directors so long as Fingerhut owns at least 1,500,000 shares of common stock and for one director thereafter. This agreement will terminate in 2009 and under certain circumstances may terminate earlier.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 20,000,000 shares of common stock, par value $.01 per share, and 1,000,000 shares of preferred stock, par value $.01 per share. The following summary of certain provisions of the common stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of our Amended and Restated Certificate of Incorporation, which is included as an exhibit to the registration statement of which this prospectus is a part, and by the provisions of applicable law.

COMMON STOCK

     As of May 10, 1999, there were 3,866,800 shares of our common stock outstanding held of record by four stockholders. There will be shares of common stock outstanding, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options, after giving effect to the sale of common stock offered to the public hereby. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. See "Risk Factors -- Existing stockholders will be able to exercise significant control over PC Flowers & Gifts.com". Subject to preferences that may be applicable to any outstanding shares of our preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available for the payment of dividends. See "Dividend Policy". In the event of liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive rights or rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock.

PREFERRED STOCK

     Pursuant to our Amended and Restated Certificate of Incorporation, the board of directors will have the authority, without further action by the stockholders, to issue up to 1,000,000 shares of preferred stock in one or more series and to fix the designations, powers, preferences, privileges and relative, participating, optional or special rights and the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of our common stock. The board of directors, without stockholder approval, can issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of us or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of the common stock, and may adversely affect the voting and other rights of the holders of common stock. We have no plans to issue any preferred stock.

ANTITAKEOVER EFFECTS OF CERTAIN PROVISIONS OF OUR CERTIFICATE OF INCORPORATION
AND
CONNECTICUT AND DELAWARE LAW

     As noted above, our board of directors, without stockholder approval, has the authority under our Amended and Restated Certificate of Incorporation to issue preferred stock with rights superior to the rights of the holders of our common stock. As a result, our preferred stock could be issued quickly and easily, could adversely affect the rights of holders of common stock and could be issued with terms calculated to delay or prevent our change in control or make removal of management more difficult.

     The laws of the State of Connecticut, where our principal executive offices are located, impose restrictions on certain transactions between certain foreign corporations and significant stockholders. Section 33-840 of the Connecticut Business Corporation Act prohibits certain publicly held foreign corporations that are based in Connecticut from engaging in a "business combination" (including the issuance of equity securities which have an aggregate market value of 5% or more of the total market value of the outstanding shares of the company) with an "interested shareholder" as defined in the Connecticut Business Corporation Act for a period of five years from the date of the shareholder's purchase of stock unless approved in a prescribed manner. The application of this statute could prevent a change of our control. Generally, approval is required by our board of directors and by a majority of our non-employee directors and by 80% of the outstanding voting shares and two-thirds of the voting power of the outstanding shares of the voting stock other than shares held by the interested shareholder. We can give no assurance that these provisions would not prevent us from entering into a business combination that otherwise would be beneficial to us.

     We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status, did own) 15% or more of a corporation's voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

REGISTRATION RIGHTS

     According to the terms of a Stockholders Agreement dated July 9, 1998, Mr. Tobin, who beneficially owns 2,000,000 shares of common stock, is entitled to demand that we file a registration statement for no less than 10%, but no more than 50%, of his shares. We are not required to effect:

     - a registration within six months after the effective date of a previous underwritten registration of equity securities; or

     - a registration, for up to six months, if we notify Mr. Tobin that such registration would reasonably have an adverse effect on any of our business plans.

     Fingerhut, which beneficially owns 3,000,000 shares of common stock, is entitled to receive notice of Mr. Tobin's demand registration, and may be able to sell its shares as part of Mr. Tobin's demand registration. If the demand registration is underwritten, the underwriter may limit the number of shares to be registered based on how many shares may be sold in an orderly manner within a price range acceptable to Mr. Tobin. Even in the case of such an underwriter's limitation, Mr. Tobin's shares would be included before any other stockholder's.

     According to the terms of the Stockholders Agreement, Mr. Tobin and Fingerhut are entitled to piggyback registration rights in connection with certain registrations by us of our common stock. If we propose any such registration, Mr. Tobin and Fingerhut are entitled to require us to register their shares; however, Mr. Tobin and Fingerhut may be subject to certain registration limitations.

     We are generally required to bear all of the expenses of all registrations under the Stockholders Agreement. The registration rights of the holders terminate on July 9, 2008.

     Under the terms of the Stockholders Agreement, we agreed to indemnify the holders of registration rights in connection with aspects of the registration.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company, New York, New York.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no public market for our common stock and there can be no assurance that a significant public market for the common stock will be developed or be sustained after this offering. Sales of substantial amounts of common stock in the public market after this offering, or the possibility of such sales occurring, could adversely affect prevailing market prices for our common stock or our future ability to raise capital through an offering of equity securities.

     After this offering, we will have outstanding                shares of
common stock. Of these shares, the                shares offered hereby will be
freely tradable in the public market without restriction under the Securities Act, unless such shares are held by our "affiliates", as that term is defined in Rule 144 under the Securities Act.

     The remaining 5,000,000 shares of common stock outstanding upon completion of this offering will be "restricted securities," as that term is defined in Rule 144 ("Restricted Shares"). The Restricted Shares were issued and sold by us in private transactions in reliance upon exemptions from registration under the Securities Act. Restricted Shares may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act, which are summarized below.

     Pursuant to certain "lock-up" agreements, all our executive officers, directors and stockholders, who collectively hold all of the Restricted Shares, have agreed not to offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any such shares for a period of 180 days from the date of this prospectus. However, BancBoston Robertson Stephens Inc. may, in its sole discretion and at any time or from time to time, without notice, release all or any portion of the securities subject to lock-up agreements. In addition, we have agreed with the underwriters that we will not offer, sell or otherwise dispose of our common stock for a period of 180 days from the date of this prospectus. Similarly, BancBoston Robertson Stephens Inc. may also, at its sole discretion and from time to time, without notice, release all or any part of this restriction. See "Underwriting".

     On the date of the expiration of the lock-up agreements described below, of the Restricted Shares will be eligible for immediate sale (of
which                shares will be subject to certain volume, manner of sale
and other limitations under Rule 144). Approximately                remaining
shares will be eligible for sale pursuant to Rule 144 on the expiration of one-year holding periods.

     Following the expiration of such lock-up periods, certain shares issuable upon exercise of options granted by us prior to the date of this prospectus will also be available for sale in the public market pursuant to Rule 701 under the Securities Act. Rule 701 permits resales of such shares in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirement, imposed under Rule 144. In general, under Rule 144 as in effect at the closing of this offering, beginning 90 days after the date of this prospectus, a person (or persons whose shares of we are aggregated) who has beneficially owned Restricted Shares for at least one year (including the holding period of any prior owner who is not our affiliate) would be entitled to sell within any three month period a number of shares that does not exceed the greater of (i) one percent of the then outstanding shares of common stock
(approximately                shares immediately after this offering) or (ii)
the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner who is not our affiliate) is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

     We intend to file after the effective date of this offering a registration statement on Form S-8 to register approximately 805,000 shares of common stock reserved for issuance under the PC Flowers & Gifts.com Stock Option Plan. Such registration statement will become effective automatically upon filing. Shares issued under the foregoing plan, after the filing of a registration statement on Form S-8, may be sold in the open market, subject, in the case of certain holders, to the Rule 144 limitations applicable to affiliates, the above-referenced lock-up agreements and vesting restrictions imposed by us.

     In addition, following this offering, the holders of                shares
of outstanding common stock will, under certain circumstances, have rights to require us to register their shares for future sale. See "Description of Capital Stock -- Registration Rights".

                                  UNDERWRITING

     The underwriters named below, acting through their representatives, BancBoston Robertson Stephens Inc., Dain Rauscher Wessels, a division of Dain Rauscher Incorporated, and Warburg Dillon Read LLC, a subsidiary of UBS AG, have severally agreed with us, subject to the terms and conditions of the underwriting agreement, to purchase from us the number of shares of common stock set forth below opposite their respective names. The underwriters are committed to purchase and pay for all shares if any are purchased.

                                                                 NUMBER
UNDERWRITER                                                     OF SHARES
-----------                                                     ---------
BancBoston Robertson Stephens Inc. .........................
Dain Rauscher Wessels.......................................
Warburg Dillon Read LLC, a subsidiary of UBS AG.............

                                                                 -------
          Total.............................................
                                                                 =======

     The representatives have advised us that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a
concession of not in excess of $     per share, of which $     may be reallowed
to other dealers. After this offering, the public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction shall change the amount of proceeds that we will receive as set forth on the cover page of this prospectus. The common stock is offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

OVER ALLOTMENT OPTION

     We have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to additional shares of common stock at the public offering price less the underwriting discount set forth on the cover page of this prospectus. If the underwriters exercise their over-allotment option to purchase any of the
additional      shares of common stock, the underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof as the number of shares to be purchased by each of them bears to the total number of shares of common stock offered in this offering. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the shares offered hereby are being sold. We will be obligated, pursuant to the over-allotment option, to sell shares to the underwriters to the extent the over-allotment option is exercised. The underwriters may exercise the over-allotment option only to cover over-allotments made in connection with the sale of the shares of common stock offered in this offering.

     The following table summarizes the compensation that we will pay to the underwriters.

                                                                          TOTAL
                                                             --------------------------------
                                                                WITHOUT             WITH
                                                PER SHARE    OVER-ALLOTMENT    OVER-ALLOTMENT
                                                ---------    --------------    --------------
Underwriting Discounts and Commissions that we
  will pay to the underwriters................  $               $                 $

     We estimate that our expenses in connection with this offering, other than the underwriting discounts and commissions referred to above, will be
approximately $          .

INDEMNITY

     The underwriting agreement contains covenants of indemnity among the underwriters and us against certain civil liabilities, including liabilities under the Securities Act, and liabilities arising from breaches of representations and warranties contained in the underwriting agreement.

LOCK-UP AGREEMENTS

     Each of our executive officers and directors and all of our other stockholders have agreed, during the period of 180 days after the effective date of this prospectus, subject to specified exceptions, not to offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of common stock or any options or warrants to purchase any shares of common stock, or any securities convertible into or exchangeable for shares of common stock owned as of the date of this prospectus or with respect to which they have the power of disposition, without the prior written consent of BancBoston Robertson Stephens Inc. However, BancBoston Robertson Stephens Inc. may, in its sole discretion and at any time or from time to time, without notice, release all or any portion of the securities subject to lock-up agreements. BancBoston Robertson Stephens Inc. has agreed that it will only release securities owned directly or beneficially by William J. Tobin in the same proportion that it releases securities owned directly or beneficially by Fingerhut or Federated.

     There are no existing agreements between the representatives and any of our stockholders who have executed a lock-up agreement providing consent to the sale of shares prior to the expiration of the lock-up period.

     In addition, we have agreed that during the lock-up period we will not, without the prior written consent of BancBoston Robertson Stephens Inc., subject to certain exceptions, consent to the disposition of any shares held by stockholders subject to lock-up agreements prior to the expiration of the lock-up period, or issue, sell, contract to sell, or otherwise dispose of, any shares of common stock, any options or warrants to purchase any shares of common stock or any securities convertible into, exercisable for or exchangeable for shares of common stock other than our sale of shares in this offering, the issuance of our common stock upon the exercise of outstanding options or warrants, and the issuance of options under existing stock option and incentive plans provided that those options do not vest prior to the expiration of the lock-up period. See "Shares Eligible for Future Sale".

     The underwriters have advised us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     Before this offering, there has been no public market for the common stock. Consequently, the public offering price for the common stock offered by this prospectus has been determined through negotiations among the representatives and us. Among the factors considered in such negotiations were prevailing market conditions, certain of our financial information, market valuations of other companies that we and the representatives believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

NASDAQ NATIONAL MARKET QUOTATION

     We applied to have our shares of common stock approved for quotation on the Nasdaq National Market under the symbol "PCFG".

STABILIZATION

     The representatives have advised us that, pursuant to Regulation M under the Securities Act of 1933, some persons participating in the offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the shares of common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A

"syndicate covering transaction" is the bid for or purchase of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. A "penalty bid" is an arrangement permitting the representatives to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with the offering if the common stock originally sold by such underwriter or syndicate member purchased by the representatives in a syndicate covering transaction and has therefore not been effectively placed by such underwriter or syndicate member. The representatives have advised us that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

DIRECTED SHARE PROGRAM

     The underwriters have reserved up to three percent of the common stock to be issued by us and offered for sale in this offering, at the initial public offering price, to directors, officers, employees, business associates and persons otherwise connected to PC Flowers & Gifts.com. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase reserved shares. Any reserved shares which are not purchased will be offered by the underwriters to the general public on the same basis as the other shares offered in this offering.

                                 LEGAL MATTERS

     Certain legal matters will be passed on for us by Robinson & Cole LLP, Stamford, Connecticut. Certain legal matters will be passed on for the underwriters by Hale and Dorr LLP, Boston, Massachusetts.

                                    EXPERTS

     Our financial statements as of December 31, 1997 and 1998 and for each of the years in the three-year period ended December 31, 1998 included in this prospectus have been so included in reliance on the report of KPMG LLP, independent accountants, appearing elsewhere herein, upon authority of said firm as experts in auditing and accounting.

                   ADDITIONAL FILING AND COMPANY INFORMATION

     We have filed a registration statement on Form S-1 with the Commission. This prospectus, which is a part of the registration statement, does not contain all of the information included in the registration statement. Certain information is omitted and you should refer to the registration statement and its exhibits. You may review a copy of the registration statement, including exhibits, at the Commission's public reference room at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 or Seven World Trade Center, 13th Floor, New York, New York 10048 or Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

     We will also file annual, quarterly and current reports, proxy statements and other information with the Commission. You may read and copy any reports, statements or other information on file at the public reference rooms. You can also request copies of these documents, for a copying fee, by writing to the Commission.

     Our Commission filings and the registration statement can also be reviewed by accessing the Commission's Internet site at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

                          PC FLOWERS & GIFTS.COM INC.

                     INDEX TO COMBINED FINANCIAL STATEMENTS

                                                                PAGE
                                                                ----
Independent Auditors' Report................................    F-2
Combined Balance Sheets as of December 31, 1997 and 1998 and
  March 31, 1999 (unaudited)................................    F-3
Combined Statements of Operations for the years ended
  December 31, 1996, 1997 and 1998 and for the three months
  ended March 31, 1998 (unaudited) and 1999 (unaudited).....    F-4
Combined Statements of Stockholders' Equity (Deficit) for
  the years ended December 31, 1996, 1997 and 1998 and for
  the three months ended March 31, 1999 (unaudited).........    F-5
Combined Statements of Cash Flows for the years ended
  December 31, 1996, 1997 and 1998 and for the three months
  ended March 31, 1998 (unaudited) and 1999 (unaudited).....    F-6
Notes to Combined Financial Statements......................    F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
PC Flowers & Gifts.com Inc.:

     We have audited the accompanying combined balance sheets of PC Flowers & Gifts.com Inc. as of December 31, 1997 and 1998, and the related combined statements of operations, stockholders' equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 1998. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of PC Flowers & Gifts.com Inc. as of December 31, 1997 and 1998, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1998 in conformity with generally accepted accounting principles.

                                          /s/ KPMG LLP

New York, New York
May 10, 1999

                          PC FLOWERS & GIFTS.COM INC.

                            COMBINED BALANCE SHEETS

                                                                                      PRO FORMA
                                              DECEMBER 31,                         (SEE NOTE 1(B))
                                         -----------------------     MARCH 31,        MARCH 31,
                                           1997          1998          1999             1999
                                         ---------    ----------    -----------    ---------------
                                                                    (UNAUDITED)      (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents............  $ 153,000    $1,640,000    $ 4,173,000      $ 5,771,000
  Accounts receivable..................     16,000        68,000         98,000           98,000
  Prepaid expenses and other current
     assets............................         --         7,000         15,000           15,000
                                         ---------    ----------    -----------      -----------
     Total current assets..............    169,000     1,715,000      4,286,000        5,884,000
Property and equipment, net............     26,000        79,000        257,000          257,000
Other assets...........................         --            --         25,000           25,000
                                         ---------    ----------    -----------      -----------
     Total assets......................  $ 195,000    $1,794,000    $ 4,568,000      $ 6,166,000
                                         =========    ==========    ===========      ===========
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable.....................  $ 179,000    $  379,000    $   502,000      $   502,000
  Accrued expenses.....................     36,000       107,000        372,000          372,000
  Current portion of capital lease
     obligation........................         --        10,000         10,000           10,000
  Due to former stockholder............    175,000            --             --               --
  Due to officer.......................    150,000            --             --               --
                                         ---------    ----------    -----------      -----------
     Total current liabilities.........    540,000       496,000        884,000          884,000
Capital lease obligation, less current
  portion..............................         --        29,000         26,000           26,000
                                         ---------    ----------    -----------      -----------
     Total liabilities.................    540,000       525,000        910,000          910,000
Stockholders' equity (deficit):
  Preferred stock, $0.01 par value;
     1,000,000 shares authorized, no
     shares issued and outstanding.....         --            --             --               --
  Common stock, $0.01 par value;
     20,000,000 shares authorized,
     2,000,000, 2,496,000 and 3,334,000
     shares issued and outstanding as
     of December 31, 1997 and 1998, and
     as of March 31, 1999 (unaudited),
     respectively, and 3,866,800 shares
     issued and outstanding, pro
     forma.............................     20,000        25,000         33,000           39,000
  Additional paid-in capital...........    (39,000)    1,946,000      4,938,000        6,530,000
  Accumulated deficit..................   (326,000)     (702,000)    (1,313,000)      (1,313,000)
                                         ---------    ----------    -----------      -----------
     Total stockholders' equity
       (deficit).......................   (345,000)    1,269,000      3,658,000        5,256,000
                                         ---------    ----------    -----------      -----------
Commitments:
     Total liabilities and
       stockholders' equity
       (deficit).......................  $ 195,000    $1,794,000    $ 4,568,000      $ 6,166,000
                                         =========    ==========    ===========      ===========

            See accompanying notes to combined financial statements

                          PC FLOWERS & GIFTS.COM INC.

                       COMBINED STATEMENTS OF OPERATIONS

                                                                            THREE MONTHS ENDED
                                      YEAR ENDED DECEMBER 31,                   MARCH 31,
                               --------------------------------------    ------------------------
                                  1996          1997          1998          1998          1999
                               ----------    ----------    ----------    ----------    ----------
                                                                               (UNAUDITED)
Net revenues.................  $2,070,000    $1,489,000    $1,743,000    $  432,000    $1,008,000
Cost of revenues.............   1,433,000       964,000     1,153,000       286,000       640,000
                               ----------    ----------    ----------    ----------    ----------
  Gross profit...............     637,000       525,000       590,000       146,000       368,000
Operating expenses:
  Sales and marketing........     335,000       207,000       339,000        49,000       622,000
  General and
     administrative..........     365,000       273,000       631,000        62,000       344,000
  Product development........      30,000        48,000       105,000        17,000        56,000
                               ----------    ----------    ----------    ----------    ----------
     Total operating
       expenses..............     730,000       528,000     1,075,000       128,000     1,022,000
                               ----------    ----------    ----------    ----------    ----------
     Income (loss) from
       operations............     (93,000)       (3,000)     (485,000)       18,000      (654,000)
                               ----------    ----------    ----------    ----------    ----------
Interest income (expense):
  Interest income............          --            --        44,000            --        45,000
  Interest expense...........          --        (6,000)      (10,000)       (3,000)       (2,000)
                               ----------    ----------    ----------    ----------    ----------
     Total interest income
       (expense), net........          --        (6,000)       34,000        (3,000)       43,000
                               ----------    ----------    ----------    ----------    ----------
     Net income (loss).......  $  (93,000)   $   (9,000)   $ (451,000)   $   15,000    $ (611,000)
                               ==========    ==========    ==========    ==========    ==========
Basic and diluted net income
  (loss) per share...........  $    (0.02)   $    (0.00)   $    (0.20)   $     0.01    $    (0.21)
                               ==========    ==========    ==========    ==========    ==========
Weighted-average basic and
  diluted shares
  outstanding................   4,000,000     3,000,000     2,248,000     2,000,000     2,915,000
                               ==========    ==========    ==========    ==========    ==========

            See accompanying notes to combined financial statements

                          PC FLOWERS & GIFTS.COM INC.

             COMBINED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                                                                          TOTAL
                                       COMMON STOCK        ADDITIONAL                 STOCKHOLDERS'
                                   ---------------------    PAID-IN     ACCUMULATED      EQUITY
                                     SHARES      AMOUNT     CAPITAL       DEFICIT       (DEFICIT)
                                   ----------   --------   ----------   -----------   -------------
Balance as of December 31,
  1995...........................   4,000,000   $ 40,000   $  (39,000)  $     4,000    $    5,000
Net loss.........................          --         --           --       (93,000)      (93,000)
                                   ----------   --------   ----------   -----------    ----------
Balance as of December 31,
  1996...........................   4,000,000     40,000      (39,000)      (89,000)      (88,000)
Retirement of common stock.......  (2,000,000)   (20,000)          --      (228,000)     (248,000)
Net loss.........................          --         --           --        (9,000)       (9,000)
                                   ----------   --------   ----------   -----------    ----------
Balance as of December 31,
  1997...........................   2,000,000     20,000      (39,000)     (326,000)     (345,000)
Issuance of common stock and
  warrants to Fingerhut
  Companies......................     496,000      5,000    1,985,000            --     1,990,000
Reduction of retired treasury
  stock..........................          --         --           --        75,000        75,000
Net loss.........................          --         --           --      (451,000)     (451,000)
                                   ----------   --------   ----------   -----------    ----------
Balance as of December 31,
  1998...........................   2,496,000     25,000    1,946,000      (702,000)    1,269,000
Exercise of Fingerhut Companies'
  warrants (unaudited)...........     838,000      8,000    2,992,000            --     3,000,000
Net loss for the period
  (unaudited)....................          --         --           --      (611,000)     (611,000)
                                   ----------   --------   ----------   -----------    ----------
Balance as of March 31, 1999
  (unaudited)....................   3,334,000   $ 33,000   $4,938,000   $(1,313,000)   $3,658,000
                                   ==========   ========   ==========   ===========    ==========

            See accompanying notes to combined financial statements

                          PC FLOWERS & GIFTS.COM INC.

                       COMBINED STATEMENTS OF CASH FLOWS

                                                                                THREE MONTHS ENDED
                                                YEAR ENDED DECEMBER 31,              MARCH 31,
                                           ---------------------------------   ---------------------
                                             1996        1997        1998        1998        1999
                                           ---------   --------   ----------   --------   ----------
                                                                                    (UNAUDITED)
Cash flows from operating activities:
  Net income (loss)......................  $ (93,000)  $ (9,000)  $ (451,000)  $ 15,000   $ (611,000)
  Adjustments to reconcile net loss to
     net cash provided by (used in)
     operating activities:
     Depreciation and amortization.......     16,000     25,000       16,000      4,000       15,000
     Changes in operating assets and
       liabilities:
       Accounts receivable...............    217,000     (9,000)     (52,000)    12,000      (30,000)
       Prepaid expenses and other current
          assets.........................         --      3,000       (7,000)        --       (8,000)
       Accounts payable..................   (111,000)   (26,000)     200,000    (26,000)     123,000
       Accrued expenses..................     (6,000)    (4,000)      71,000    (10,000)     265,000
       Other assets......................         --         --           --         --      (25,000)
                                           ---------   --------   ----------   --------   ----------
       Net cash provided by (used in)
          operating activities...........     23,000    (20,000)    (223,000)    (5,000)    (271,000)
                                           ---------   --------   ----------   --------   ----------
Cash flows from investing activities:
  Purchase of property and equipment.....    (31,000)    (4,000)     (25,000)    (9,000)    (193,000)
                                           ---------   --------   ----------   --------   ----------
       Net cash used in investing
          activities.....................    (31,000)    (4,000)     (25,000)    (9,000)    (193,000)
                                           ---------   --------   ----------   --------   ----------
Cash flows from financing activities:
  Proceeds from issuance of common
     stock...............................         --         --    1,990,000         --           --
  Proceeds from exercise of warrants.....         --         --           --         --    3,000,000
  Payments under stock repurchase
     agreement...........................         --    (73,000)    (100,000)        --           --
  Payments under capital lease
     obligation..........................         --         --       (5,000)        --       (3,000)
  Due to officer.........................         --    150,000     (150,000)        --           --
                                           ---------   --------   ----------   --------   ----------
       Net cash provided by financing
          activities.....................         --     77,000    1,735,000         --    2,997,000
                                           ---------   --------   ----------   --------   ----------
       Net (decrease) increase in cash
          and cash equivalents...........     (8,000)    53,000    1,487,000    (14,000)   2,533,000
Cash and cash equivalents at beginning of
  period.................................    108,000    100,000      153,000    153,000    1,640,000
                                           ---------   --------   ----------   --------   ----------
Cash and cash equivalents at the end of
  period.................................  $ 100,000   $153,000   $1,640,000   $139,000   $4,173,000
                                           =========   ========   ==========   ========   ==========

Supplemental disclosure of noncash information:
  During the year ended December 31, 1998, the Company paid $16,000 for interest.

  Noncash financing activity:
     During the year ended December 31, 1998, a former stockholder of the Company modified a stock repurchase agreement in exchange for an accelerated payment. This transaction resulted in a non-cash financing activity of $75,000.

     The Company entered into a capital lease for a car in 1998. The capital lease obligation resulted in a noncash financing activity of $44,000 for the year ended December 31, 1998.

            See accompanying notes to combined financial statements

                          PC FLOWERS & GIFTS.COM INC.

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1998
         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(1) SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

  (a) Summary of Operations

     PC Flowers & Gifts.com Inc. (the "Company") is an online retailer of flowers and event-driven gift products such as jewelry, cosmetics, specialty foods and gift baskets. In May 1999, the Board of Directors elected to change the name of the Company from PC Flowers & Gifts, Inc. to PC Flowers & Gifts.com Inc.

     The Company was incorporated in the Commonwealth of Virginia in 1989 under the name of PC Flowers, Inc. In 1994, the two then stockholders of the Company founded PC Flowers & Gifts, Inc. (formerly known as PC Gifts, Inc.), in the Commonwealth of Virginia. In July 1997, PC Flowers, Inc. merged with and into PC Flowers & Gifts, Inc., the latter becoming the surviving entity. This transaction has been accounted for as a merger among common stockholders in a manner similar to a pooling of interests. As a result, the Company's financial statements for all periods prior to the merger represent the combined financial statements of PC Flowers, Inc. and PC Flowers & Gifts, Inc. The Company changed its state of incorporation from Virginia to Delaware in August 1997.

     Inherent in the Company's business are various risks and uncertainties, including its historical operating losses, dependence upon strategic alliances and the acceptance of the Internet as a medium for commerce.

  (b) Initial Public Offering, Fingerhut Warrants and Pro Forma Combined Balance Sheet (Unaudited)

     In May 1999, the Board of Directors authorized the filing of a registration statement with the Securities and Exchange Commission that would permit the Company to sell shares of the Company's common stock in connection with a proposed initial public offering ("IPO").

     The accompanying pro forma balance sheet as of March 31, 1999 gives effect to the issuance of 532,800 shares of common stock upon the exercise of certain Fingerhut Companies, Inc. ("Fingerhut") warrants in May 1999 in consideration for net cash proceeds of approximately $1.6 million (see note 4).

     The remaining Fingerhut warrants to purchase 1,133,200 shares of common stock shall be exercised upon consummation of the IPO in consideration for cash proceeds of approximately $2.9 million (see note 4).

  (c) Unaudited Interim Financial Information

     The interim combined financial statements of the Company as of March 31, 1999, and for the three months ended March 31, 1998 and 1999 are unaudited. Certain information and note disclosures normally included in combined financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the SEC relating to interim combined financial statements.

     In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the financial position and the results of its operations and its cash flows have been included in such unaudited financial statements. The results of operations for the three months ended March 31, 1998 and 1999 are not necessarily indicative of the results to be expected for the entire year.

                          PC FLOWERS & GIFTS.COM INC.

  (d) Use of Estimates

     The preparation of combined financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  (e) Cash Equivalents

     The Company considers all highly liquid securities, with original maturities of three months or less, to be cash equivalents, which principally consist of money market accounts.

  (f) Property and Equipment

     Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets, generally ranging from three to five years. Equipment under capital leases is stated at the present value of minimum lease payments and is amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the asset.

  (g) Impairment of Long-Lived Assets

     The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. To date, no such impairment has been recorded.

  (h) Income Taxes

     Prior to July 10, 1998, the Company elected to be taxed as an S corporation under Subchapter S of the Internal Revenue Code, and accordingly, income or loss attributed to the Company's operations was allocated to its stockholders to be reported on their personal tax returns. Tax net operating losses incurred during this period are not available to offset the Company's future taxable income, if any.

     On July 10, 1998, the Company's subchapter S status was terminated as a result of the investment by Fingerhut (see note 4) and is being treated as a C corporation. Effective on this date, income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in results of operations in the period that the tax change occurs. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

  (i) Revenue Recognition

     The Company's revenues are principally derived from the sale of flowers and other event-driven gift products using the various relationships with suppliers ("Strategic Relationships" -- see note 3). The Company is not obligated to take title to the merchandise unless it successfully sells the merchandise. The Company records the sale, net of any discounts, upon shipment of the merchandise from its suppliers (see

                          PC FLOWERS & GIFTS.COM INC.

note 3) to the customer. The Company does not hold inventory of the products it sells. However, the Company takes title to the merchandise just prior to shipment of the product from the supplier to the customer.

     Subsequently, the Company pays the supplier any amounts due for the purchase of the related merchandise. Outbound shipping and handling charges are also included in net revenues. The Company is at risk of loss for collecting all of the sales proceeds, delivery of the merchandise and returns from customers, subject to product and certain delivery guarantees by the suppliers. The Company generally allows customers to return products if the customer is unsatisfied with the product or service. Accordingly, the Company provides an allowance for sales returns at the time of shipment, based upon historical experience.

  (j) Dependence on Merchandise Vendors

     The Company does not manufacture or produce any of the merchandise that it sells. The Company's strategy has been to develop and maintain its strategic relationships (see note 3) to secure a continuing supply of items to be sold.

  (k) Advertising Expense

     The Company expenses the cost of advertising and promoting its services as incurred. Such costs are included in sales and marketing in the statements of operations and totaled approximately $30,000, $35,000, and $90,000 for the years ended December 31, 1996, 1997, and 1998, respectively, and $0 and $387,000 for the three month periods ended March 31, 1998 and 1999, respectively.

  (l) Capitalized Software Development for Internal Use

     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," ("SOP 98-1"). SOP 98-1 provides guidance for determining whether computer software is internal-use software and on accounting for the proceeds of computer software originally developed or obtained for internal use and then subsequently sold to the public. It also provides guidance on capitalization of the costs incurred for computer software developed or obtained for internal use. The Company adopted SOP 98-1 in 1999.

     The Company capitalized software costs related to internally developed or purchased software in accordance with SOP 98-1 in the amount of approximately $131,000 as of March 31, 1999. Amounts capitalized are amortized on a straight-line basis over three years. Amortization expense for the three month period ended March 31,1999 was approximately $1,000.

  (m) Product Development Costs

     Product development costs include expenses incurred by the Company to develop, enhance, manage, monitor and operate the Company's Web site. Product development costs are expensed as incurred, except for costs capitalized in accordance with SOP 98-1 beginning in 1999.

  (n) Financial Instruments and Concentration of Credit Risk

     Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents and accounts receivable. The Company operates in one business segment and sells its products primarily to customers located in the United States. The fair value of these instruments approximated their financial statement carrying amount because of the short-term maturity of these instruments. All of the Company's cash equivalents were invested in money market accounts.

                          PC FLOWERS & GIFTS.COM INC.

     The Company's customers are concentrated in the United States. The Company has not experienced any significant credit losses to date as all sales are processed through credit card transactions and are approved prior to shipment of the merchandise. The Company maintains allowances for customer returns and such returns have been within management's expectations. The Company generally requires no collateral from its vendors and customers.

     The Company's accounts receivable include receivables from Figi's, Inc. ("Figi's"), an affiliate of Fingerhut Companies, Inc. The Company sells certain items through Figi's catalog while Figi's sells certain items through the Company's Web sites. The Company's accounts receivable also include rebates from Floral Transworld Delivery Association ("FTD").

     The following table shows the accounts receivable and net revenues generated from Figi's and FTD:

                                                                 DECEMBER 31,
                                                              ------------------     MARCH 31,
                    ACCOUNTS RECEIVABLE                        1997       1998         1999
                    -------------------                       -------    -------    -----------
                                                                                    (UNAUDITED)
Figi's......................................................  $    --    $62,000      $62,000
                                                              =======    =======      =======
FTD.........................................................  $16,000    $ 6,000      $36,000
                                                              =======    =======      =======

                                                                                  THREE MONTHS
                                                                YEAR ENDED           ENDED
                                                               DECEMBER 31,        MARCH 31,
                                                            ------------------    ------------
NET REVENUES                                                 1997       1998      1998    1999
------------                                                -------    -------    ----    ----
                                                                                  (UNAUDITED)
Figi's....................................................  $    --    $62,000     $--     $--
                                                            =======    =======     ==      ==

  (o) Stock-Based Compensation

     The Company accounts for its employee stock option plans in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Compensation expense related to employee stock options is recorded only if, on the date of grant, the fair value of the underlying stock exceeds the exercise price. The Company adopted the disclosure-only requirements of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," which allows entities to continue to apply the provisions of APB Opinion No. 25 for transactions with employees and provide pro forma net income
(loss) and pro forma earnings (loss) per share disclosures for employee stock as if the fair-value-based method of accounting in SFAS No. 123 had been applied to these transactions.

  (p) Basic and Diluted Net Loss Per Share

     Loss per share is presented in accordance with the provisions of SFAS No. 128, "Earnings Per Share," and the Securities and Exchange Commission Staff Accounting Bulletin No. 98. SFAS No. 128 replaced the presentation of primary and fully diluted earnings (loss) per share (EPS), with a presentation of basic EPS and diluted EPS. Under SFAS No. 128, basic EPS excludes dilution for common stock equivalents and is computed by dividing income or loss available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock and resulted in the issuance of common stock. Diluted net loss per share is equal to basic loss per share since all common stock equivalents are anti-dilutive for each of the periods presented. Diluted net loss per share for the year ended December 31, 1998, does not include the anti-dilutive effect

                          PC FLOWERS & GIFTS.COM INC.

of 2,504,000 warrants to purchase common stock. There were no anti-dilutive shares outstanding for the years ended December 31, 1996 and 1997 or for the three month period ended March 31, 1998. Dilutive net loss per share for the three month period ended March 31, 1999 does not include the effects of options to purchase 475,000 shares of common stock and 1,666,000 warrants, as the effect of their inclusion is anti-dilutive.

  (q) Stock Split

     In February 1999, the Company authorized and implemented a 2,000-for-1 common stock split in the form of a common stock dividend. Accordingly, all share and per share amounts in the accompanying combined financial statements have been retroactively restated to reflect the effect of the stock split.

  (r) Recent Accounting Pronouncements

     The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income" in 1998. SFAS No. 130 requires the Company to report in its financial statements, in addition to its net income (loss), comprehensive income (loss), which includes all changes in equity during a period from non-owner sources including, as applicable, foreign currency items, minimum pension liability adjustments and unrealized gains and losses on certain investments in debt and equity securities. There were no differences between the Company's comprehensive loss and its net loss as reported.

     In June 1997, the FASB issued SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information". SFAS No. 131 establishes standards for the way that public enterprises report information about operating segments. It also establishes standards for related disclosures about products and services, geographic area and major customers. The Company has determined that it does not have any separately reportable business segments.

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. This statement is not expected to effect the Company as the Company currently does not have any derivative instruments or hedging activities.

                          PC FLOWERS & GIFTS.COM INC.

(2) BALANCE SHEET COMPONENTS

     Property and equipment, including equipment under capital leases, are stated at cost and are summarized as follows:

                                                       DECEMBER 31,
                                                   ---------------------     MARCH 31,
                                                     1997         1998         1999
                                                   ---------    --------    -----------
                                                                            (UNAUDITED)
Computer equipment...............................  $  73,000    $ 83,000     $ 131,000
Software.........................................         --          --       131,000
Automobile, including assets under a capital
  lease of $0, $44,000 and $44,000,
  respectively...................................     42,000      44,000        44,000
Furniture and fixtures...........................     27,000      42,000        56,000
                                                   ---------    --------     ---------
                                                     142,000     169,000       362,000
Less accumulated depreciation and amortization,
  including amounts related to assets under a
  capital lease of $0, $5,000 and $7,000,
  respectively...................................   (116,000)    (90,000)     (105,000)
                                                   ---------    --------     ---------
  Property and equipment, net....................  $  26,000    $ 79,000     $ 257,000
                                                   =========    ========     =========

     Accrued expenses consist of the following:

                                                        DECEMBER 31,
                                                     -------------------     MARCH 31,
                                                      1997        1998         1999
                                                     -------    --------    -----------
                                                                            (UNAUDITED)
Reserves for sales returns.........................  $ 1,000    $  1,000     $  1,000
Sales tax payable..................................    1,000       3,000        3,000
Accrued marketing..................................       --      28,000      358,000
Professional fees..................................   28,000      56,000        4,000
Interest...........................................    6,000          --           --
Other..............................................       --      19,000        6,000
                                                     -------    --------     --------
     Total accrued expenses........................  $36,000    $107,000     $372,000
                                                     =======    ========     ========

(3) STRATEGIC RELATIONSHIPS

     The Company entered into floral product agreements with FTD, Teleflora, Inc. and the Floral Division of Dole Food Company, Inc., the latter operating as a direct from the grower channel. The agreements with each floral and gift supplier require the supplier to provide the product as well as package and deliver the product directly to the customer. Fees to these suppliers are included in cost of revenues.

     During the past two years, the Company has entered into agreements with more than 1,000 strategic partner Internet sites as well as many corporate intranet sites. In exchange for a commission on net sales of typically 8%, these various Internet and intranet sites co-brand and market the Company's products. Commissions to these various sites are included in sales and marketing.

     Exceed Communications International, Inc. ("Exceed") is the Company's exclusive Internet Web site developer and intranet commerce provider. In exchange for such services, the Company pays Exceed 5% of all net Internet sales less shipping and handling until $50,000 of revenue is earned by Exceed. After this point, Exceed receives 3% of all net Internet sales less shipping and handling. Fees to Exceed are included in product development.

                          PC FLOWERS & GIFTS.COM INC.

     During March 1999, the Company revised its agreement with Exceed whereby the Company pays Exceed $200,000 per annum plus two and one-half percent of all net annual Internet sales over $5,000,000, as defined. This agreement required the Company to pay Exceed a design and development fee of $250,000, half of which was paid during the three months ended March 31, 1999.

     During March 1999, the Company entered into an agreement with Frontier Global Center, Inc. ("Frontier") whereby Frontier provides the Company with its Internet hosting services in exchange for a monthly fee of approximately $5,000. Fees to Frontier are included in product development.

(4) STRATEGIC INVESTOR

     In July 1998, the Company entered into a strategic relationship with Fingerhut through which Fingerhut purchased 496,000 shares (or 19.9%) of the Company's common stock plus warrants to acquire an additional 40.1% of the Company's common stock for an aggregate consideration of $1,990,000. The value ascribed to the common stock was $3.33 per share while the value ascribed to the warrants was $0.68 per share based on a Black-Scholes option pricing model. In March 1999, Federated Department Stores, Inc. acquired Fingerhut. The Fingerhut warrants are described below:

               PERCENTAGE OF
                OUTSTANDING
                   COMMON          EXERCISE
NUMBER OF          SHARES          PRICE PER
 SHARES     OWNED AFTER EXERCISE     SHARE     EXERCISE PRICE   EXPIRATION DATE
---------   --------------------   ---------   --------------   ---------------
  838,000            40%             $3.58       $3,000,000     January 8, 1999
  666,000            50%             $3.00        2,000,000     January 8, 2000
1,000,000            60%             $2.50        2,500,000       June 30, 2000
---------                                        ----------
2,504,000                                        $7,500,000
=========                                        ==========

     In January 1999, Fingerhut exercised warrants to purchase 838,000 shares at an exercise price of $3.58 per share in exchange for cash proceeds of $3.0 million. In May 1999, Fingerhut exercised warrants to purchase an additional 532,800 shares at an exercise price of $3.00 in exchange for cash proceeds of approximately $1.6 million.

     The remaining warrants to purchase 1,133,200 shares of common stock shall be exercised upon consummation of the IPO in consideration for cash proceeds of approximately $2.9 million.

     On October 22, 1998, the Company entered into a fulfillment services agreement with Fingerhut Business Services, Inc., a wholly-owned subsidiary of Fingerhut. Under that agreement, Fingerhut Business Services provides the following fulfillment services for the Company's Web site, co-branded Web sites and telephone order businesses at a per order charge, plus certain expenses: (i) fulfillment of event-driven gift products; (ii) credit card processing and management; (iii) order processing and management; (iv) customer service; (v) product sourcing; (vi) returns processing; and (vii) reporting.

     Fingerhut Business Services sells Fingerhut's and Figi's products to the Company for most of its non-floral gift products from its inventory at its actual cost plus 10%. Fingerhut Business Services provides similar goods and services to third parties on commercial terms which may not be as favorable as those which apply to the Company. The fulfillment services agreement terminates on October 21, 2000, but is automatically extended for additional one-year terms unless terminated by either party. During 1998 and the three months ended March 31, 1999, the Company incurred expenses payable to Fingerhut of approximately $38,000 and approximately $105,000, respectively, for these services. In addition, Fingerhut Business Services may provide other services for the Company from time to time on a per hour charge or as specifically agreed. The Company will pay some costs in connection with promotional and marketing activities in Fingerhut's catalogs and mailings.

                          PC FLOWERS & GIFTS.COM INC.

     The Company also has a standard co-branded arrangement with Fingerhut for its Web sites under which Fingerhut receives 6% of the net revenues generated from such co-branded activities, as defined. During the three months ended March 31, 1999, the Company incurred expenses payable to Fingerhut of $13,000 for these co-branded activities.

(5) CAPITAL STOCK

  Authorized Shares

     In February 1999 and May 1999, the Company amended its certificate of incorporation by authorizing 10 million and 20 million shares of common stock at a par value of $0.01 per share, respectively.

  Retired Stock

     On July 25, 1997, one of the founders entered into a stock repurchase agreement with the Company to repurchase 2,000,000 shares of common stock for $248,000 in varying installments over one and a half years. The excess of cost over par value is charged to accumulated deficit. During 1997, the Company paid $73,000 to the former founder as an initial payment of the $248,000 due. In 1998, the stock repurchase agreement was modified to reduce the total purchase price of the retired stock from $248,000 to $173,000 in exchange for an accelerated payment schedule. In 1998, the Company paid the remaining $100,000.

  Stock Option Plan

     In February 1999, the Board of Directors adopted the PC Flowers & Gift.com Stock Option Plan. The plan originally provided for the issuance of 555,000 options. The plan was amended in May 1999 allowing for the issuance of an additional 250,000 options. Incentive stock options must be issued at exercise prices not less than the fair value of the Company's stock. As of March 31, 1999, 475,000 options were granted at an exercise price of $3.33, which was the fair value of the Company's common stock at the date of grant.

  Warrants

     In connection with the July 1998 purchase of 496,000 shares of common stock by Fingerhut (see note 4), the Company issued 2,504,000 warrants to purchase common stock. In January 1999, Fingerhut exercised warrants to purchase 838,000 shares at an exercise price of $3.58 per share in exchange for cash proceeds of $3.0 million. In May 1999, Fingerhut exercised warrants to purchase an additional 532,800 shares at an exercise price of $3.00 in exchange for cash proceeds of approximately $1.6 million.

(6) INCOME TAXES

     The Company terminated its S corporation status effective July 10, 1998. Because the Company incurred losses prior to this date, there is no pro forma income tax provision/benefit, as the Company's history of operating losses results in no benefit being recorded for such losses. Tax net operating losses incurred during this period are not available to offset the Company's future taxable income, if any.

     At December 31, 1998, for income tax purposes, the Company had approximately $212,000 of net operating loss carryforwards for the period from July 10, 1998 through December 31, 1998. Such net operating losses begin expiring in 2013. The net operating loss for tax purposes differs from that for financial reporting purposes due to differences in reporting certain transactions for income tax and financial reporting purposes.

                          PC FLOWERS & GIFTS.COM INC.

     The Tax Reform Act of 1986 contains provisions which may limit the net operating loss carryforwards available to be used in any given year if certain events occur, including significant changes in ownership interests.

     No provision or benefit (actual or pro forma) has been recorded for any period presented due to the Company's history of net losses.

     The Company has determined that approximately $88,000 of net deferred tax assets at December 31, 1998, did not satisfy the realization criteria set forth in SFAS No. 109, "Accounting for Income Taxes". Management believes that based on all available evidence, it is more likely than not that the deferred tax assets will not be realized. Accordingly, a valuation allowance was recorded against the entire deferred tax asset.

     The tax effects of temporary differences and tax loss carryforwards that give rise to significant portions of federal deferred tax assets and deferred tax liabilities at December 31, 1998, are presented below.

Deferred tax assets:
Net operating loss carryforwards............................    $ 84,000
                                                                --------
Other
  Gross deferred tax assets.................................       4,000
  Less: valuation allowance.................................     (88,000)
                                                                --------
  Net deferred tax assets...................................    $     --
                                                                ========

(7) COMMITMENTS

     Leases

     The Company leases facilities under agreements accounted for as operating leases. These leases generally require the Company to pay all executory costs such as maintenance and insurance. Rent expense for the years ended December 31, 1996, 1997, and 1998 and the three month periods ended March 31, 1998 and 1999 was approximately $20,000, $13,000, $15,000, $4,000 and $18,000, respectively.
In addition, during 1998 the Company purchased an automobile that was accounted for as a capital lease.

     Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) and a capital lease as of December 31, 1998 are as follows:

                                                              CAPITAL     OPERATING
YEAR ENDING DECEMBER 31,                                       LEASE       LEASES
------------------------                                      --------    ---------
1999........................................................  $ 12,000    $ 65,000
2000........................................................    12,000      71,000
2001........................................................    12,000       6,000
2002........................................................     7,000          --
                                                              --------    --------
Total minimum lease payments................................    43,000    $142,000
                                                                          ========
Less amount representing interest...........................     4,000
                                                              --------
Present value of net minimum lease payments.................    39,000
Less current portion of capital lease obligation............   (10,000)
                                                              --------
Total capital lease obligation, less current portion........  $ 29,000
                                                              ========

                          PC FLOWERS & GIFTS.COM INC.

     Litigation

     In the normal course of business, the Company is subject to, and may become a party to, litigation arising out of its operations. In management's opinion, none of the matters currently in actual or threatened litigation will have a material impact on the Company's financial position or results of operations.

(8) RELATED PARTY TRANSACTIONS

     The Company's Chairman and Chief Executive Officer loaned the Company $150,000 during 1997 at an interest rate of 6% per annum. The Company repaid these loans and all interest thereon during 1998.

     The Chairman and Chief Executive Officer entered into an employment agreement dated July 9, 1998, as amended February 1, 1999, which provides for an initial three year term and an annual salary of $175,000 in the first year and $200,000 in the second, third and any succeeding year. The agreement renews automatically unless terminated by the Company or the Chairman and Chief Executive Officer.

     On July 9, 1998, the Company entered into a technology license agreement with the Chairman and Chief Executive Officer and Fingerhut, which allows the Company and Fingerhut, with some restrictions, to use certain e-commerce-related technology royalty free for which the Chairman and Chief Executive Officer has filed a patent application. Additionally, the Chairman and Chief Executive Officer licensed certain intellectual property rights to the Company, which the Company, in turn, sublicensed to Fingerhut.

     On July 9, 1998, the Company entered into a stockholder agreement with the Chairman and Chief Executive Officer and Fingerhut, which provides the Chairman and Chief Executive Officer and Fingerhut with rights to require the Company to publicly register their shares of common stock and pay for such registration, in certain situations. Subject to restrictions, the Chairman and Chief Executive Officer can demand that the Company register his shares of common stock, and Fingerhut may join such demand, and the Chairman and Chief Executive Officer and Fingerhut can also require the Company to register their shares when the Company registers other shares of common stock, except in connection with the initial public offering.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by PC Flowers & Gifts.com Inc. in connection with the sale of Common Stock being registered. All amounts are estimates except the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

                                                                AMOUNT
                                                              TO BE PAID
                                                              ----------
SEC registration fee........................................   $12,788
NASD filing fee.............................................   $ 5,100
Nasdaq National Market listing fee..........................         *
Printing and engraving expenses.............................         *
Legal fees and expenses.....................................         *
Accounting fees and expenses................................         *
Blue Sky qualification fees and expenses....................   $12,000
Transfer Agent and Registrar fees...........................         *
Miscellaneous fees and expenses.............................         *
                                                               -------
Total.......................................................         *
                                                               =======

---------------
* To be completed by amendment.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's Board of Directors to grant, indemnity to directors and officers on terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933. Article Tenth of our Amended and Restated Certificate of Incorporation (Exhibit 3.1 hereto) and Article of our Amended and Restated Bylaws (Exhibit 3.2 hereto) provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by Delaware law. In addition, we have entered into Indemnification Agreements (Exhibit 10. hereto) with our officers and directors. The Underwriting Agreement (Exhibit 1.1) also provides for cross-indemnification among PC Flowers & Gifts.com and the Underwriters with respect to certain matters, including matters arising under the Securities Act.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     Since January 1, 1996, we have sold and issued the following securities:

     1. On July 9, 1998, we issued 496,000 shares of Common Stock, and Warrants to purchase 2,504,000 shares of Common Stock, to Fingerhut for an aggregate consideration of $1,990,000.

     2. In January 8, 1999, we issued 838,000 shares of Common Stock to Fingerhut for an aggregate consideration of $3,000,000 upon the exercise by Fingerhut of the Warrants identified in item 1 above.

     3. On May 10, 1999, we issued 532,800 shares of Common Stock to Fingerhut for an aggregate consideration of $1,598,400 upon the exercise by Fingerhut of the Warrants identified in item 1 above.

     4. Since inception, we have issued an aggregate of 475,000 options to purchase Common Stock of PC Flowers & Gifts.com to a number of our employees and directors.

     The issuances of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of such Securities Act as transactions by an issuer not involving any public offering. In addition, certain issuances described in Item 9 were deemed exempt from registration under the Securities Act in reliance upon Rule 701 promulgated under the Securities Act. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and warrants issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits

NUMBER                           DESCRIPTION
------                           -----------
 1.1*    Form of Underwriting Agreement.
 3.1     Amended and Restated Certificate of Incorporation of PC
         Flowers & Gifts.com.
 3.2     Amended and Restated By-laws of PC Flowers & Gifts.com.
 4.1*    Specimen Stock Certificate.
 5.1*    Opinion of Robinson & Cole LLP regarding the legality of the
         Common Stock being registered.
10.1*    Investor Subscription Agreement, dated July 9, 1998, between
         PC Flowers & Gifts, William J. Tobin and Fingerhut
         Companies.
10.2     Warrant Agreement, dated July 9, 1998, between PC Flowers &
         Gifts and Fingerhut Companies.
10.3     Stockholders Agreement, dated July 9, 1998, between PC
         Flowers & Gifts, William J. Tobin and Fingerhut Companies.
10.4     Indemnification Agreement, dated July 9, 1998, between PC
         Flowers & Gifts and William J. Tobin.
10.5     Technology License Agreement, dated July 9, 1998, between PC
         Flowers & Gifts, William J. Tobin and Fingerhut Companies.
10.6     Exceed Web Site and Commerce Solution Agreement, dated March
         29, 1999, between Exceed Communications Group, Inc. and PC
         Flowers & Gifts.
10.7     Fulfillment Services Agreement, dated October 22, 1998,
         between Fingerhut Business Services Inc. and PC Flowers &
         Gifts.
10.8     Agreement dated March 31, 1994, between Prodigy Services
         Company and PC Gifts.
10.9     Master Service Agreement, dated March 29, 1999, between
         Frontier Global Center, Inc. and PC Flowers & Gifts (as
         amended).
10.10*   Software Development Agreement, dated December 15, 1997,
         between PC Flowers & Gifts and Exceed Communications
         International, Inc.
10.11    Agreement, dated December 4, 1998, between PC Flowers &
         Gifts and Teleflora.
10.12    Program Agreement, dated March 14, 1997, between PC Flowers
         & Gifts and Four Farmers, Inc.
10.13*   Lease Agreement, dated January 25, 1999, between PC Flowers
         & Gifts and Plaza West Associates.
10.14    Employment Agreement, dated July 9, 1998, between PC Flowers
         & Gifts and William J. Tobin.
10.15    PC Flowers & Gifts.com 1999 Stock Option Plan.
23.1     Consent of KPMG LLP.
23.2*    Consent of Attorneys (see Exhibit 5.1).
24.1     Power of Attorney (see page II-4).
27.1     Financial Data Schedule

---------------
* To be filed by amendment.

     (b) Financial Statement Schedules

     Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17.  UNDERTAKINGS

     The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Stamford, State of Connecticut on May 10, 1999.

                                          PC FLOWERS & GIFTS.COM INC.

                                          By:     /s/ DAVID R. CRAMPTON
                                            ------------------------------------
                                              David R. Crampton
                                              President and Chief Operating
                                              Officer

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose Signature appears below hereby constitutes and appoints, jointly and severally, David R. Crampton and William J. Tobin and each of them, as his attorney-in-fact, with full power of substitution, for him in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and any and all registration statements filed pursuant to Rule 462 under the Securities Act of 1933, as amended, in connection with or related to the offering contemplated by this registration statement and its amendments, if any, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorney to any and all amendments to said registration statement.

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

                   SIGNATURE                                  TITLE                    DATE
                   ---------                                  -----                    ----

             /s/ DAVID R. CRAMPTON                President and Chief Operating    May 10, 1999
------------------------------------------------  Officer and Director
               David R. Crampton

              /s/ WILLIAM J. TOBIN                Chief Executive Officer and      May 10, 1999
------------------------------------------------  Director
                William J. Tobin

              /s/ ANDREW GRIMALDA                 Chief Financial and              May 10, 1999
------------------------------------------------  Accounting Officer
                Andrew Grimalda

              /s/ DAVID HEIDECORN                 Director                         May 10, 1999
------------------------------------------------
                David Heidecorn

                                                  Director
------------------------------------------------
               William J. Lansing

                                                  Director
------------------------------------------------
               Michael P. Sherman

                                 EXHIBIT INDEX

                                                                       SEQUENTIALLY
                                                                         NUMBERED
NUMBER                           DESCRIPTION                               PAGE
------                           -----------                           ------------
 1.1*    Form of Underwriting Agreement..............................
 3.1     Amended and Restated Certificate of Incorporation of PC
         Flowers & Gifts.com.........................................
 3.2     Amended and Restated By-laws of PC Flowers & Gifts.com......
 4.1*    Specimen Stock Certificate..................................
 5.1*    Opinion of Robinson & Cole LLP regarding the legality of the
         Common Stock being registered...............................
10.1*    Investor Subscription Agreement, dated July 9, 1998, between
         PC Flowers & Gifts, William J. Tobin and Fingerhut
         Companies...................................................
10.2     Warrant Agreement, dated July 9, 1998, between PC Flowers &
         Gifts and Fingerhut Companies...............................
10.3     Stockholders Agreement, dated July 9, 1998, between PC
         Flowers & Gifts, William J. Tobin and Fingerhut
         Companies...................................................
10.4     Indemnification Agreement, dated July 9, 1998, between PC
         Flowers & Gifts and William J. Tobin........................
10.5     Technology License Agreement, dated July 9, 1998, between PC
         Flowers & Gifts, William J. Tobin and Fingerhut
         Companies...................................................
10.6     Exceed Web Site and Commerce Solution Agreement, dated March
         29, 1999, between Exceed Communications Group, Inc. and PC
         Flowers & Gifts.............................................
10.7     Fulfillment Services Agreement, dated October 22, 1998,
         between Fingerhut Business Services Inc. and PC Flowers &
         Gifts.......................................................
10.8     Agreement dated March 31, 1994, between Prodigy Services
         Company and PC Gifts........................................
10.9     Master Service Agreement, dated March 29, 1999, between
         Frontier Global Center, Inc. and PC Flowers & Gifts (as
         amended)....................................................
10.10*   Software Development Agreement, dated December 15, 1997,
         between PC Flowers & Gifts and Exceed Communications
         International, Inc..........................................
10.11    Agreement, dated December 4, 1998, between PC Flowers &
         Gifts and Teleflora.........................................
10.12    Program Agreement, dated March 14, 1997, between PC Flowers
         & Gifts and Four Farmers, Inc...............................
10.13*   Lease Agreement, dated January 25, 1999, between PC Flowers
         & Gifts and Plaza West Associates...........................
10.14    Employment Agreement, dated July 9, 1998, between PC Flowers
         & Gifts and William J. Tobin................................
10.15    PC Flowers & Gifts.com 1999 Stock Option Plan...............
23.1     Consent of KPMG LLP.........................................
23.2*    Consent of Attorneys (see Exhibit 5.1)......................
24.1     Power of Attorney (see page II-4)...........................
27.1     Financial Data Schedule.....................................

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* To be filed by amendment.

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